SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of September, 2004



                               CP SHIPS LIMITED

   ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

   ------------------------------------------------------------------------

                   (Address of Principal Executive Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F____              Form 40-F        X
                                                   -

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes______         No       X
                                   -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                              Page 1 of [ ] Pages

                       Exhibits Index appears on Page 4

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      CP SHIPS LIMITED
                                      (Registrant)

Date:  3 September 2004
                                      By: /s/ John K. Irving
                                          --------------------------------
                                          Name:  John K. Irving
                                          Title: Vice President, General
                                                  Counsel & Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                    Page

10.1     Revised Supplemental Information for First Quarter 2004            4
10.3     Revised Management's Discussion and Analysis for the year
         ended 31st December 2003                                           5
10.4     Restated Consolidated Financial Statements for the quarter
         ended 31st March 2004                                              6
10.5     Revised Management's Discussion and Analysis for the quarter
         ended 31st March 2004                                              7
10.6     CEO Certification of Interim Restated Filings                      8
10.7     CFO Certification of Interim Restated Filings                      9
10.8     Press release dated 3rd September 2004                            10

                                                                 Exhibit 10.1

             REVISED SUPPLEMENTAL INFORMATION FOR FIRST QUARTER 2004

CP SHIPS              REGIONAL FOCUS  o GLOBAL SCALE

3rd September 2004


             REVISED SUPPLEMENTAL INFORMATION FOR FIRST QUARTER 2004

    (Please see definitions of non-GAAP terms at the end of this Management's
                            Discussion and Analysis)


On 16th August 2004, CP Ships Limited announced its second quarter 2004 results and the restatement of its results for the years 2002 and 2003 and the first quarter 2004. As a consequence of the restatements, CP Ships Limited has also revised its first quarter 2004 Management's Discussion and Analysis and financial statements, as below. These include restated unaudited first quarter 2004 operating income of US $11 million, compared with a restated $6 million loss before exceptional items in first quarter 2003. Restated basic earnings per share was $0.03 compared with a restated basic loss per share of $0.17 before exceptional items in first quarter 2003. Restated net income available to common shareholders was $3 million, compared to a restated net loss of $25 million in first quarter 2003.

Volume at 562,000 teu was up 9% from first quarter 2003 only just below the fourth quarter 2003's record volume. Average freight rates(1) were 8% higher from same quarter last year although down 2% from fourth quarter 2003. Restated EBITDA(2) at $43 million was nearly double the restated $22 million recorded in first quarter 2003.

In March, a new service was started between Asia and Vancouver/Oakland, complementing the existing Asia-Vancouver service in our expanding Asia-Americas trade lane. There was no material impact on first quarter earnings from rail congestion in Western Canada and the now resolved tugboat labour dispute.

At the beginning of April, the acquisition of Montreal-based ROE Logistics, a specialist in freight forwarding, customs brokerage, logistics, warehousing and distribution services, was completed. This acquisition is part of a plan to selectively develop value-added logistics services to build on strong positions in core regional markets as a natural extension of door-to-door intermodal services.

Cost per teu(3) for the first quarter was up by 8% compared to same quarter 2003 due mainly to the adverse impact of the weaker US$, estimated at $36 million before hedging. Currency exchange rates had a positive impact on revenue of $17 million. The adverse impact of higher ship charter costs was about $10 million. Other operational costs, mainly inland transport and terminal handling, were also higher. Fuel costs were down $5 million in the quarter mainly due to lower prices.

Charter renewals for 24 ships at more expensive rates during 2004 are estimated to have a $35 million adverse impact on full year 2004 operating income. This is in addition to the estimated incremental cost of $17 million in 2004 for 26 charter renewals last year.





                                      1/27

The 2004 cost reduction program is expected to deliver $35 million of annualized savings, most of which is expected to contribute to the 2004 result.

During the quarter, we added to our investment capacity by raising $200 million through the issue of 4% convertible notes. We also replaced our two secured revolving credit facilities totalling $525 million with a new five-year revolving credit facility for the same amount on more flexible terms.

The ship fleet decreased from 80 on 31st December 2003 to 76 ships on 31st March 2004 due mainly to the restructuring of services to offset the adverse impact of higher ship charter costs.

REVIEW OF OPERATIONS

TransAtlantic Market

First quarter restated operating loss of $2 million was down $3 million from restated operating income of $1 million in first quarter 2003 with stronger volume and higher freight rates offset by higher operating costs. Volume was up 9% from first quarter 2003 with moderate import growth into North America and strong growth in exports. Freight rates, although 11% higher than first quarter 2003, were down 3% from fourth quarter due mainly to higher volume of lower margin North American export cargo.

Australasian Market

Despite some adverse impact from higher operational costs, operating income at $10 million was up from $6 million in first quarter last year mainly due to higher average freight rates which were up 18% from same period last year and 6% from fourth quarter.

Latin American Market

Restated operating income was $1 million versus breakeven in the first quarter last year. Volume was up 10% with both stronger imports and exports. Average freight rates were flat with fourth quarter and 2% down from first quarter 2003.

Asian Market

Underlying volume excluding Asia-Europe was up nearly 50% over first quarter 2003, with both imports and exports showing continued strength. Average freight rates, although 3% higher than first quarter last year, were 5% lower than fourth quarter 2003, due mainly to the effect of seasonally weaker export freight rates from Asia. Restated operating loss was $1 million in first quarter 2004 compared with a restated operating loss of $14 million in the same quarter 2003. This was due to much improved performance in the Asia-Americas trade lane and the positive impact of withdrawal from the Asia-Europe trade in April 2003. These were partly offset by losses in the India trades, although market conditions have improved.

Other Activities

Operating income for first quarter at $3 million increased by $2 million compared to the same period in 2003 with improved results for both Montreal Gateway Terminals and the North America-South Africa service.



                                      2/27

Other Consolidated Income Statement Items

Current income tax expense at $2 million was $1 million higher than first quarter 2003.

Net interest expense was $7 million compared to $8 million in first quarter 2003 and includes a $4 million charge to write-off unamortized fees and other costs relating to the old revolving credit facilities which were cancelled and replaced during the quarter, offset by a $5 million benefit from fair valuing interest rate swap agreements which do not qualify for hedge accounting under new accounting rules from 1st January 2004.

LIQUIDITY AND CAPITAL RESOURCES

Cash inflow from operations before exceptional item related payments was $26 million in first quarter compared to a $17 million cash outflow in the same period 2003 due to stronger operating results before depreciation and an improvement of $21 million in non-cash working capital.

Capital expenditure at $9 million was mainly investment in ship equipment and information systems. Outstanding capital commitments at $3 million at 31st March 2004 were up from $2 million at 31st December 2003.

During the quarter, we strengthened our liquidity by issuing $200 million of 4% convertible senior subordinated notes due in 2024 and by replacing the two existing secured revolving credit facilities with a new five-year $525 million multi-currency revolving credit facility.

Proceeds from the convertible notes issue were used to reduce borrowings under the old revolving credit facilities. Holders of the convertible notes have the option under certain specified conditions (see note 7 to the notes to the interim consolidated financial statements) to convert them into common shares at an initial conversion price of approximately $25.22 per share. Holders also have the right to put the notes to CP Ships in exchange for cash at par on 30th June 2009, 30th June 2014 and 30th June 2019. CP Ships can call the notes at par at any time after 3rd July 2009. No sinking fund has been established for the redemption of the notes.

The new $525 million revolving credit facility is available for general corporate purposes including capital expenditure and acquisitions. It is secured on 25 ships with a net book value at 31st March 2004 of $772 million and is currently priced at LIBOR+1.10% with a commitment fee of 40% of the margin payable on the undrawn portion. The margin increases by 0.15% if the facility is more than 50% drawn. The margin will also change in the event that the corporate credit rating from Standard and Poor's or the senior implied rating from Moody's Investor Services changes. Availability of the facility is linked to the market values of the ships pledged as security which are revalued annually. At 31st March 2004, $75 million was borrowed under the facility and sufficient collateral was available to draw the remaining $450 million. The facility, which contains a number of cross default provisions and financial and operational covenants, customary for these types of facilities, requires minimum levels of liquidity and tangible net worth and limits incremental debt.




                                      3/27

Long-term debt was $622 million at 31st March 2004, down from $651 million at 31st December 2003 due to repayment of borrowings out of operating cash flow and proceeds from the issuance of the convertible notes, of which $29 million was classified as other equity. Cash and cash equivalents was $74 million at 31st March 2004 compared to $75 million at 31st December 2003.

At 31st March 2004, CP Ships was in compliance with its covenants and had no dividend or debt arrears after taking into account the restatement. It expects to remain in compliance throughout 2004 based on current projections, including after taking into account the restatement.


Shareholders' Equity

Restated shareholders' equity increased to $1,304 million at 31st March 2004 from restated $1,278 million at 31st December 2003 from the $29 million of the convertible notes issuance recorded as other equity and increases in contributed surplus for stock-based compensation, offset by a small reduction in retained earnings for the quarter and cumulative adjustments on foreign currency translation.

At 7th May 2004, there were 89,912,780 common shares outstanding.


FINANCIAL INSTRUMENTS

Foreign Currency Exchange Risk Management

CP Ships' revenue is denominated primarily in US$, but it is exposed to foreign currency exchange risk through local operating costs. The most significant are the Euro, Canadian $, Mexican Peso, and GB Pound. To manage this risk, various financial instruments are used including forward contracts, currency swaps and put and call options.


During first quarter, about 50% of the Euro and 60% of the Canadian $ exposure were hedged resulting in a loss of $1 million compared to nil impact from hedges in the same period last year. Subsequent to the quarter end, additional hedges were put in place such that approximately 75% of the Euro, 85% of the Canadian $ and 45% of the GB Pound anticipated exposures for the remainder of 2004 are hedged using a combination of forward contracts and put and call options. In addition, 25% of the anticipated exposure for each of these currencies was hedged for the first quarter 2005.

The hedges for the Canadian $, Euro and GB Pound in place at 30th April 2004 have the following ranges:


                                                                                 Hedge range
                                                         Remainder of 2004                                2005
                                             ------------------------------------------ ------------------------------------------
           Canadian $                                       1.29 - 1.39                                1.28 - 1.38
           Euro                                             1.22 - 1.24                                1.18 - 1.25
           GB Pound                                         1.74 - 1.79                                1.71 - 1.77


The estimated impact before hedging of a 1% decrease in the US$ exchange rate against the Euro, Canadian $, Mexican Peso, and GB Pound combined would be to decrease annual operating income by $5 million; a 1% increase in the US$ exchange rate would increase operating income by $5 million.


                                      4/27

Interest Rate Risk Management

At 31st March 2004, taking account of fixed to floating rate swaps on the ten-year senior notes, $394 million or 63% of debt was at floating rates linked to US$ LIBOR. The average margin on the floating debt was 3.4%. The remaining borrowings were fixed at an average rate of 4.9%.


Net of cash and cash equivalents, and ignoring the impact of changes in the fair value of the fixed to floating interest rate swaps on the senior notes, the estimated effect of a 1% increase in US$ LIBOR would be to decrease annual net income by $3 million.

Fuel Price Risk Management

During first quarter 0.38 million tonnes of bunker fuel were consumed at an average price of $161 per tonne compared to 0.39 million tonnes at $170 per tonne in same period 2003.

To manage up to 50% of our anticipated exposure to movements in the price of bunker fuel, a range of instruments is used including swaps and put and call options. During first quarter 2004, a hedging loss of $2 million was incurred due to spot prices being lower than contract prices under the hedging arrangements. At 31st March 2004, approximately 10% of anticipated bunker fuel purchases had been hedged against the Rotterdam 3.5% Barges Index for the rest of 2004, at an average price of $137 per tonne, before delivery costs.

The estimated impact on annual operating income based on 2003 fuel purchases before hedging of a 5% movement in CP Ships first quarter 2004 average bunker fuel price would be $13 million, although a large part of any price increase is recovered through fuel surcharges.

OFF-BALANCE SHEET ARRANGEMENTS

No off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, derivative instruments and variable interest entities, were entered into during the quarter which have, or are reasonably likely to have, a current or future material effect on financial results.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies are discussed in CP Ships' revised Management's Discussion and Analysis for the year ended 31st December 2003 . The preparation of our interim consolidated financial statements in accordance with Canadian generally accepted accounting principles requires judgement and the use of estimates that affect the reported amounts. A substantial proportion of CP Ships' container shipping operations costs such as for inland transport and empty container positioning has to be estimated for each period and is included in the period end balance sheet as accruals. Actual results could differ from those estimates.


                                      5/27

CHANGE IN ACCOUNTING POLICIES

Stock-based Compensation (note 2(a) of the restated interim consolidated financial statements) Effective 1st January 2004, the amended CICA 3870, "Stock-based Compensation and Other Stock-based Payments", requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the consolidated statement of income. Prior to 1st January 2004, the effects of the fair value method were disclosed in the notes to the consolidated financial statements and stock-based compensation granted to employees and directors was not recognized as an expense in the consolidated statement of income.

Under the revised accounting policy, the fair value of stock-based compensation is measured on the date of the grant and this cost is recognized over the vesting period of the options in results from operations. CP Ships has selected the retroactive application without restatement method to reflect the cumulative effect of this change as of 1st January 2004 of $1 million for stock options granted on or after 1st January 2002. This is reported separately in the consolidated statement of retained earnings and as an adjustment to contributed surplus. As allowed under the transitional provisions of CICA 3870, prior year financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation.

Hedging Relationships (note 2(b) of the restated interim consolidated financial statements) CICA Accounting Guideline AcG 13, "Hedging Relationships", establishes new criteria for applying hedge accounting which apply to all hedging relationships in effect on or after 1st January 2004. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. When hedge accounting criteria are not met, derivative instruments accounted for as hedges prior to 1st January 2004 will no longer continue to be accounted for as hedges and their recorded amounts will be adjusted from their carrying value to their fair value.

Effective 1st January 2004, it has been determined that certain derivative instruments, including the interest rate swap agreements, would no longer qualify as hedges for accounting purposes. As a result, the carrying value of these instruments has been included as at 1st January 2004 at fair value, a loss of $0.3 million as compared with book value, on 1st January 2004. The corresponding adjustment of $0.3 million has been deferred and will be amortized into the statement of income over the remaining term of the underlying debt instruments. Going forward, the carrying value of these instruments will be adjusted to the fair value with the related adjustment being charged to the consolidated statement of income.

At 31st March 2004, fair valuing the interest rate swap agreements resulted in an asset of $5 million.

RESTATEMENT

CP Ships operates an international container shipping business with an annual volume of over two million teu and another one million teu of empty container movements. Each full movement involves the transport of cargo from an origin point in one country to a destination point in another country. There are several components of cost to each



                                     6/27
movement of a container, whether full or empty, such as inland transportation on truck, train or barge and handling and storage of containers at ports and inland depots.

The company therefore has to account for many millions of individual cost components. Some of these costs are certain at the time the movement occurs, others have to be estimated. In addition, there are often late changes both in customers' requirements and in our operations such as voyages being rescheduled. Estimates for costs are based on the detailed steps of a particular move and our knowledge of current or recent vendor costs. Our vendors are located in many countries around the world and there is normally a lag in receiving actual cost information, in some cases up to several months.

A number of factors have recently come to light that arose during 2003 and continued into 2004 that caused us to understate our cost estimates.

CP Ships introduced a new SAP financial accounting system in the majority of the business with effect from 1st January 2004. The preparations for the implementation of SAP started in late 2002 and continued throughout 2003. The implementation itself spanned the first quarter 2004. The demands on the finance and related business functions increased significantly during this period and certain of the processes and controls required to make reasonable estimates of accruals were affected as a result. For example, there were delays in the transfer of cost related information between the operations and finance functions such that cost estimates were not updated sufficiently quickly. There were also delays in processing actual cost data.

These control issues occurred at a time when the pattern of our trading was changing with the commencement of new services, leading to a different cost profile. It was also a time of higher than normal cost increases, such as fuel surcharges from truckers, exacerbated by a weakening US$ which increased our non US$ costs.

As a result monthly adjustments to cost accruals routinely made by management were not sufficient to cover eventual costs. The cost underaccrual was most significant in fourth quarter 2003 and continued into the first quarter 2004. This was not identified in part because of the above control issues but also as a result of the SAP transition.

The total amount of underaccruals relating to 2003 was $20 million. The amount relating to first quarter 2004 was $4 million.

In addition to the underaccruals referred to above, the company has made other adjustments reducing net income in prior periods. The need for these adjustments has been identified both as a result of the implementation of SAP and through improved reconciliation procedures of account balances. These adjustments are discussed below.

SAP has improved controls over transactions and balances, particularly between CP Ships group companies. These improvements have identified that balances totalling $8 million should not have been retained on the group's balance sheet and these have therefore been charged to income. Of this amount $3 million originated from intercompany



                                     7/27
revenue recharged between group companies, all for 2003. In addition, other balances totalling $4 million for 2003 and $1 million for first quarter 2004 have been charged to income.

The original $8 million reduction to 2003 net income, which was announced on 11th May 2004 in the first quarter 2004 report, also resulted from control issues over intercompany balances which caused the reduction of accruals for certain container shipping costs. Following extensive investigation, this adjustment has been increased slightly to $9 million and the period affected has been revised such that $7 million affects 2002, rather than 2003 as originally announced, and $2 million affects 2003.

First quarter 2004 net income has been revised downward by $5 million from the $8 million originally reported to $3 million. Of the adjustment, $4 million is the underaccrual of container shipping costs and $1 million is reduction in revenue.

The total reduction in net income for 2003 is $29 million of which $20 million is the underaccrual of container shipping costs; $7 million is intercompany and other balances which cannot be supported and which mainly reduce revenue; and $2 million is the inadvertent reversal of cost accruals being the remaining effect on 2003 of the original $8 million revision. Restated net income for 2003 is $53 million compared to $82 million originally reported.

Net income for 2002 is reduced by $7 million relating to the understatement of container shipping costs. Net income for 2002 has therefore been revised downward from $52 million as originally reported to $45 million.

There is no tax effect related to these adjustments.

The balance sheet at 31st December 2003, included as a comparison in this report, has been restated to reduce retained earnings by $36 million, from $615 million originally reported before the restatement announced on 11th May 2004 to $579 million representing the cumulative effect of the 2003 and 2002 profit restatements with corresponding effects on accounts receivable and accounts payable, as disclosed in note 3 to the attached interim financial statements.

The cash flow statements have been modified to reflect the changes in the balance sheet. There is no change in the cash position as reported at the start or end of the relevant periods affected by the restatement of results for 2002, 2003 and first quarter 2004.

Note 3 to the attached interim financial statements includes further details on the effect of these restatements on the interim consolidated statements of income for the three month periods ended 31st March 2004 and 2003 and on the balance sheets at the relevant dates.

We have so far deployed common operational systems and SAP financial accounting systems in five of our seven brands and we presently anticipate completing the remaining implementation during early 2005, after which all brands will be on one operational system and one financial system. We do not anticipate any significant transition



                                     8/27
issues at the two remaining brands, one of which is already on an earlier version of the SAP financial accounting system.

The implementation of SAP is a major step forward in financial control. We have also taken a number of corrective measures to improve the controls in accounting and business processes, in particular those involving the recording and monitoring of accruals for costs and the review and reconciliation of balances. We will further review the quality of controls in these areas and are also strengthening the finance organization.

LITIGATION

CP Ships is aware that certain security holder class action lawsuits have been filed against the company and certain directors in New York, California and Florida. Press releases issued by the plaintiffs in those lawsuits make reference to the company's press release of 9th August 2004 that it intends to restate previously reported financial results. CP Ships and the named directors intend to vigorously defend such lawsuits.

CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. In connection with the annual report on form 40-F for the year ended 31st December 2003 originally filed by the company on 15th April 2004, management evaluated the company's disclosure controls and procedures and concluded that, based on the information available to management at that time, such disclosure controls and procedures were effective as at 31st December 2003. Subsequent to that time, a number of factors have come to light that indicate certain conditions existed, mainly during 2003 and continuing into 2004, that caused the company to understate certain expense accruals and to retain certain balances on the balance sheet that should have been charged to income. For a further description of the restatement, refer to note 2 of the restated consolidated financial statements for the year ended 31st December 2003 and to note 3 of the consolidated financial statements as at 30th June 2004.

The company had, consistent with management's ongoing efforts to improve disclosure controls and procedures, introduced a new SAP financial accounting system in the majority of its business operations with effect from 1st January 2004. The preparations for the implementation of SAP started in late 2002 and continued throughout 2003, with the implementation itself spanning the first quarter of 2004. The demands on the finance and related business functions increased significantly during this period, and certain of the processes and controls required to make reasonable estimates of accruals for expenses were affected as a result. In addition, both as a result of the implementation of SAP and through improved reconciliation procedures of account balances, the company determined that certain other adjustments to the company's financial statements were also needed, giving rise to the restatement of financial statements for the years ended 31st December 2002 and 2003 and the first quarter 2004 first announced by the company on 9th August 2004 and confirmed in its announcement on 16th August 2004.



                                     9/27

In light of these discoveries, management has engaged in a review of, and will continue to review, the company's controls and procedures. In addition, the company has been advised by PricewaterhouseCoopers LLP, the company's external auditors, that they view the issues described above as significant weaknesses in the company's controls and procedures.

The company believes that its implementation of SAP on 1st January 2004 has significantly enhanced its financial controls. In addition, as a result of the company's review to date, it has taken a number of corrective measures to improve the controls in accounting and business processes. For example, procedures and controls over the cost estimation process and monitoring controls over period end accrual balances have been improved to ensure that changes in shipping activities and cost data are reflected on a timely basis. Improvements have also been made to ensure that intercompany and other balance sheet accounts are reconciled on a timely basis. Thereafter, management has re-evaluated the company's disclosure controls and procedures as of 16th August 2004 and has concluded that such disclosure controls and procedures are effective. Except as set forth above, there has been no change in internal controls during the period covered by this report or subsequent to the period covered by this report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

DIVIDEND

The Board of Directors declared a dividend for the first quarter 2004 of $0.04 per common share, paid on 4th June 2004 to shareholders of record on 20th May 2004.

ADDITIONAL INFORMATION

Additional information may be found on SEDAR at www.sedar.com or on the CP Ships corporate website, www.cpships.com.


DEFINITIONS

(1) Overall average freight rate for CP Ships is total revenue less inland, slot charter and other revenue divided by volume in teu. Average freight rate for each market segment is the simple average of the average freight rates for each leg, e.g. Westbound and Eastbound. Historically, average freight rate per teu is proportionally about two-thirds of average revenue per teu (total revenue divided by volume in teu). However, this ratio may change from one quarter to another depending on a number of factors including the volume of inland transport services, the mix of inland origins and destinations, the quantity of slot charter revenue and other factors. Average freight rate, which we consider to be a meaningful indicator of the unit price for ocean transportation services, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(2) EBITDA is earnings before interest, tax, depreciation, amortization, exceptional items and minority interests and equals operating income before exceptional items plus depreciation and amortization. EBITDA, which we consider to be a meaningful measure of operating performance, particularly the ability to generate cash, does not




                                    10/27
    have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(3) Cost per teu is total costs divided by volume in teu. Total costs comprise total expenses before currency exchange gains or losses other than from hedging, diminution in value of property, plant and equipment and gains or losses on disposal of property, plant and equipment, after deducting slot charter revenue. Cost per teu, which we consider to be a meaningful measure of the effectiveness with which costs are being managed, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.



                                    11/27



QUARTERLY RESULTS 2004, 2003 and 2002

 Unaudited                                    Q1       Q4        Q3        Q2        Q1        Q4        Q3       Q2        Q1
 US$ millions except volume               2004(4)  2003(4)   2003(4)   2003(4)   2003(4)   2002(4)   2002(4)  2002(4)   2002(4)
---------------------------------------------------------------------------------------------------------------------------------
 Volume (teu 000s)
         TransAtlantic                       294      301       287       305       270       284       277      256       222
         Australasia                          74       78        79        73        74        87        84       86        77
         Latin America                        58       63        63        60        53        55        48       38        33
         Asia                                126      119       114       111       109       113       106      110        95
         Other                                10        8        11         9         8        11         9        8         9
---------------------------------------------------------------------------------------------------------------------------------
                                             562      569       554       558       514       550       524      498       436
---------------------------------------------------------------------------------------------------------------------------------


 Revenue
         TransAtlantic                       406      428       400       401       344       371       349      320       288
         Australasia                         132      136       133       129       117       143       132      136       120
         Latin America                        79       80        78        75        64        71        63       54        50
         Asia                                170      167       172       158       138       145       137      123       103
         Other                                27       27        33        28        22        24        23       18        17
                                          ---------------------------------------------------------------------------------------
                                             814      838       816       791       685       754       704      651       578
                                          ---------------------------------------------------------------------------------------

                                          ---------------------------------------------------------------------------------------
 As originally reported                      815      841       817       792       686       754       704      651       578
---------------------------------------------------------------------------------------------------------------------------------


 Expenses
         TransAtlantic                       408      397       387       381       343       351       333      307       281
         Australasia                         122      131       126       123       111       130       121      130       123
         Latin America                        78       76        74        72        64        69        58       46        44
         Asia                                171      175       164       156       152       151       142      134       122
         Other                                24       23        27        25        21        21        18       15        15
                                          ---------------------------------------------------------------------------------------
                                             803      802       778       757       691       722       672      632       585
                                          ---------------------------------------------------------------------------------------

                                          ---------------------------------------------------------------------------------------
 As originally reported                      799      792       773       752       688       720       670      630       584
---------------------------------------------------------------------------------------------------------------------------------


 Operating income/(loss)(5)
         TransAtlantic                        (2)      31        13        20         1        20        16       13         7
         Australasia                          10        5         7         6         6        13        11        6        (3)
         Latin America                         1        4         4         3         0         2         5        8         6
         Asia                                 (1)      (8)        8         2       (14)       (6)       (5)     (11)      (19)
         Other                                 3        4         6         3         1         3         5        3         2
                                          ---------------------------------------------------------------------------------------
                                              11       36        38        34        (6)       32        32       19        (7)
                                          ---------------------------------------------------------------------------------------

                                          ---------------------------------------------------------------------------------------
 As originally reported                       16       49        44        40        (2)       34        34       21        (6)
---------------------------------------------------------------------------------------------------------------------------------



 Analysis of expenses
    Container shipping operations            667      668       630       621       568       598       560      522       475
    General and administrative               110      107       113       108        96       101        89       88        89
    Depreciation and amortization             32       33        29        29        28        30        23       20        20
    Other                                     (6)      (6)        6        (1)       (1)       (7)        0        2         1
---------------------------------------------------------------------------------------------------------------------------------
                                             803      802       778       757       691       722       672      632       585
---------------------------------------------------------------------------------------------------------------------------------


(4) Restated - see explanation of restatement provided in the notes to the restated consolidated financial statements.

(5) Before exceptional items, which include a charge of $10 million in Q1 2003 and a credit of $2 million in Q4 2002.




                                    12/27


OPERATING DATA

Unaudited

 EBITDA                                       Q1        Q4        Q3       Q2        Q1        Q4       Q3        Q2        Q1
 US$ millions                             2004(6)   2003(6)   2003(6)  2003(6)   2003(6)   2002(6)  2002(6)   2002(6)   2002(6)
---------------------------------------------------------------------------------------------------------------------------------

                                              43        69        67       63        22        62       55        39        13



 Quarterly freight rate changes               Q1        Q4        Q3       Q2        Q1        Q4       Q3        Q2        Q1
 Percentage change(7)                       2004      2003      2003     2003      2003      2002     2002      2002      2002
---------------------------------------------------------------------------------------------------------------------------------

 TransAtlantic                                (3)        3         5        5        (1)        6       (1)       (6)       (6)
 Australasia                                   6         6         2        3         3         2        2         0        (3)
 Latin America                                 0         3        (6)       1        (3)       (4)      (1)       (4)       (4)
 Asia                                         (5)       (8)        7        9        (5)        0       10         2       (10)

---------------------------------------------------------------------------------------------------------------------------------
                                              (2)       (1)        7        5        (2)        1        3        (2)       (7)
---------------------------------------------------------------------------------------------------------------------------------


 Operating lease rentals                      Q1        Q4        Q3       Q2        Q1        Q4       Q3        Q2        Q1
 US$ millions                               2004      2003      2003     2003      2003      2002     2002      2002      2002
---------------------------------------------------------------------------------------------------------------------------------

 Ships                                        49        49        44       44        40        57       52        49        52
 Containers                                   38        37        39       39        38        36       34        31        30
 Other                                         8         7        10        8         7         9        6         6         6

---------------------------------------------------------------------------------------------------------------------------------
                                              95        93        93       91        85       102       92        86        88
---------------------------------------------------------------------------------------------------------------------------------




 EARNINGS COVERAGE(8)                         Q1
 Ratio                                    2004(6)
---------------------------------------------------

                                             3.1


Ships
----------------------------------------------------------------------------------------------------------------------------------
 Number of ships employed at 31st March 2004                                          76


Containers
------------------------------------------------------------------------------------------------------------------
 Fleet in teu at 31st March 2004                                                 421,000



(6) Restated - see explanation of restatement provided in the notes to the restated consolidated financial statements.

(7) Percentage increase/(decrease) compared with previous quarter in average freight rates, which exclude inland revenue and slot charter revenue. Asia-Europe is excluded from Q2 2003. Total is all trade lanes.

(8) Earnings coverage is calculated on a 12-month trailing basis as the ratio of net income before interest and income tax expense divided by the interest expense on total long-term debt, calculated using applicable period end interest rates.



                                    13/27


CONSOLIDATED STATEMENTS OF INCOME

                                                                                     Three months
                                                                                    to 31st March
Unaudited                                                                           2004          2003
US$ millions except per share amounts                                         Restated(9)   Restated(9)
--------------------------------------------------------------------------------------------------------
Revenue
    Container shipping operations                                                    814           685

Expenses
    Container shipping operations                                                    667           568
    General and administrative                                                       110            96
    Depreciation and amortization of intangible assets                                32            28
    Currency exchange gain                                                            (6)           (1)

                                                                              --------------------------
                                                                                     803           691

Operating income/(loss) before exceptional items                                      11            (6)
    Exceptional items (note 4)                                                         -           (10)

                                                                              --------------------------

Operating income/(loss)                                                               11           (16)

    Interest expense, net (note 6)                                                    (7)           (8)
    Current income tax expense                                                        (2)           (1)
    Future income tax benefit                                                          1             -

                                                                              --------------------------
Net income/(loss) available to common shareholders                                    $3          $(25)
                                                                              ==========================


Average number of common shares outstanding (millions) (note 9)                     89.9          89.8

Earnings/(loss) per common share basic (note 9)                                    $0.03       $(0.28)

Earnings/(loss) per common share diluted (note 9)                                  $0.03       $(0.28)


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Unaudited                                                                            Three months
US$ millions                                                                        to 31st March
                                                                                    2004          2003
                                                                              Restated(9)   Restated(9)
---------------------------------------------------------------------------------------------------------

Balance, beginning of period - Restated(9)                                           579           540
Transitional amount for stock-based compensation (note 2(a))                          (1)            -

                                                                              ---------------------------
Adjusted opening balance                                                             578           540

Net income/(loss) available to common shareholders                                     3           (25)
                                                                              ---------------------------
                                                                                     581           515

Dividends on common shares                                                            (4)           (4)

                                                                              ---------------------------
Balance, 31st March                                                                 $577          $511
                                                                              ===========================

(9) Restated - see note 3

See accompanying notes to consolidated financial statements



                                    14/27



CONSOLIDATED BALANCE SHEETS

                                                                     31st March
                                                                        2004               31st December
                                                                      Unaudited                 2003
US$ millions                                                         Restated(10)            Restated(10)
--------------------------------------------------------------------------------------------------------------------
Assets

Current assets
    Cash and cash equivalents                                                74                     75
    Accounts receivable                                                     460                    463
    Prepaid expenses                                                         62                     44
    Inventory                                                                21                     24
                                                                       ---------------------------------------------
                                                                            617                    606

Property, plant and equipment at cost                                     1,710                 1,706
Accumulated depreciation                                                   (499)                 (471)
                                                                       ---------------------------------------------
                                                                          1,211                 1,235


Deferred charges                                                             36                    32
Goodwill                                                                    598                   598
Other intangible assets                                                       8                     9
Future income tax assets                                                      6                     4
Other assets                                                                 20                    16

                                                                       ---------------------------------------------
                                                                         $2,496                $2,500
                                                                       =============================================


Liabilities and Shareholders' Equity

Current liabilities
    Accounts payable and accrued liabilities                                562                   564
    Long-term debt due within one year (note 7)                              19                    19
                                                                       ---------------------------------------------
                                                                            581                   583

Long-term liabilities
    Long-term debt due after one year (note 7)                              603                   632
    Future income tax liabilities                                             8                     7
                                                                       ---------------------------------------------
                                                                            611                   639

Shareholders' equity
    Common share capital                                                    686                   686
    Other equity (note 7)                                                    29                     -
    Contributed surplus                                                      10                     7
    Retained earnings                                                       577                   579
    Cumulative foreign currency translation adjustments                       2                     6
                                                                       ---------------------------------------------
                                                                          1,304                 1,278

                                                                       ---------------------------------------------
                                                                         $2,496                $2,500
                                                                       =============================================



(10) Restated - see note 3

See accompanying notes to consolidated financial statements





                                    15/27


CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                   Three months
                                                                                  to 31st March
Unaudited                                                                        2004         2003
US$ millions                                                               Restated(11)   Restated(11)
--------------------------------------------------------------------------------------------------------
Operating activities
    Net income/(loss)                                                               3            (25)
    Depreciation and amortization of intangible assets                             32             28
    Exceptional items                                                               -             10
    Future income tax benefit                                                      (1)             -
    Amortization and write-off of deferred charges                                  7              3
    Stock-based compensation                                                        2              1
    Other                                                                          (3)             1
                                                                           -----------------------------
                                                                                   40             18

    Increase in non-cash working capital                                          (14)           (35)

                                                                           -----------------------------

    Cash inflow/(outflow) from operations before exceptional item
    related payments                                                               26            (17)

    Exceptional item related payments                                              (1)            (1)

                                                                           -----------------------------
Cash inflow/(outflow) from operations                                              25            (18)

Financing activities
    Convertible notes issued                                                      200              -
    Increase in long-term debt                                                     76             64
    Repayment of long-term debt                                                  (279)            (4)
    Increase in deferred financing costs                                           (8)            (1)
    Financing costs allocated to other equity                                      (1)             -
    Common share dividends paid                                                    (4)            (4)
                                                                           -----------------------------
    Cash (outflow)/inflow from financing activities                               (16)            55

Investing activities
    Additions to property, plant and equipment                                     (9)           (84)
    Increase in deferred dry-dock costs                                            (2)            (1)
    Proceeds from disposal of property, plant and equipment                         1              1
                                                                           -------------- --------------
    Cash outflow from investing activities                                        (10)           (84)

Cash position(12)
    Decrease in cash and cash equivalents                                          (1)           (47)
    Cash and cash equivalents at beginning of period                               75            110

                                                                           -----------------------------
    Cash and cash equivalents at end of period                                    $74            $63
                                                                           =============================




(11) Restated - see note 3

(12) Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months.

See accompanying notes to consolidated financial statements





                                    16/27


SEGMENT INFORMATION

                                                                         Three months
                                                                        to 31st March
Unaudited                                                               2004           2003
US$ millions                                                     Restated(13)   Restated(13)
---------------------------------------------------------------------------------------------

Revenue
    TransAtlantic                                                        406            344
    Australasia                                                          132            117
    Latin America                                                         79             64
    Asia                                                                 170            138
    Other                                                                 27             22

                                                                 ----------------------------
                                                                        $814           $685
                                                                 ============================


Expenses
    TransAtlantic                                                        408            343
    Australasia                                                          122            111
    Latin America                                                         78             64
    Asia                                                                 171            152
    Other                                                                 24             21

                                                                 ----------------------------
                                                                        $803           $691
                                                                 ============================


Operating income/(loss)(14)
    TransAtlantic                                                         (2)             1
    Australasia                                                           10              6
    Latin America                                                          1              -
    Asia                                                                  (1)           (14)
    Other                                                                  3              1

                                                                 ----------------------------
                                                                         $11            $(6)
                                                                 =============================


(13) Restated - see note 3

(14) Before exceptional items - see note 4




                                    17/27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
US$ millions


1.  Basis of Presentation

These interim consolidated financial statements have been prepared using the accounting policies, other than those set out in Note 2 to these interim consolidated financial statements, that are consistent with the policies used in preparing the 2003 annual consolidated financial statements, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently.

The interim financial statements do not include all of the financial statement disclosures included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and therefore should be read in conjunction with the most recent annual financial statements.

The results of operations for the interim period are not necessarily indicative of the operating results for the full year due to business seasonality. Although peak shipping periods differ in some of the market segments, consolidated revenue and operating income have historically generally been lower during the first quarter.

2.  Change in Accounting Policies

(a) Stock-based Compensation

Effective 1st January 2004, the amended CICA 3870, "Stock-based Compensation and Other Stock-based Payments", requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the consolidated statement of income. Prior to 1st January 2004, the effects of the fair value method were disclosed in the notes to the consolidated financial statements and stock-based compensation relating to stock options granted to employees and directors was not recognized in the consolidated statement of income.

Under the revised accounting policy, the fair value of stock-based compensation is measured on the date of the grant and this cost is recognized over the vesting period of the options in results from operations. CP Ships has selected the retroactive application without restatement method to reflect the cumulative effect of this change determined as of 1st January 2004 at $1 million for stock options granted on or after 1st January 2002. This is reported separately in the consolidated statement of retained earnings and as an adjustment to contributed surplus. As allowed under the transitional provisions of CICA 3870, prior years' financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation.

(b) Hedging Relationships

CICA Accounting Guideline AcG 13, "Hedging Relationships", establishes new criteria for applying hedge accounting and applies to all hedging relationships in effect on or after 1st January 2004. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. When hedge accounting criteria are not met, derivative instruments accounted for as hedges prior to 1st January 2004 will no longer continue to be accounted for as hedges and their recorded amounts will be adjusted from their carrying value to their fair value.




                                    18/27

Unaudited
US$ millions


2.  Change in Accounting Policies (continued)

Effective 1st January 2004, it has been determined that certain derivative instruments, including the interest rate swap agreements, would no longer be able to qualify as hedges for accounting purposes. As a result, the carrying value of these instruments of nil was adjusted to the fair value, a loss of $0.3 million, on 1st January 2004. The corresponding adjustment of $0.3 million has been deferred and will be amortized into the consolidated statement of income over the remaining term of the underlying debt instruments. Going forward, the carrying value of these instruments will be adjusted to the fair value with the related adjustment being charged to the consolidated statement of income.

3.  Restatements

In May 2004, the company identified and reported a revision to the previously reported results for 2003 to reflect an increase in container shipping costs and a corresponding reduction in operating income and net income of $8 million. The balance sheet as at 31st December 2003 was revised to increase accounts payable and accrued liabilities by $8 million with a corresponding reduction in retained earnings. As a result of further investigation, an additional adjustment of $1 million was identified and the company has determined that $7 million related to 2002.

Additional adjustments to previously reported results have been identified. Accordingly, the annual financial statements for 2002 and 2003 along with the applicable interim financial statements for 2003 and the first quarter 2004 have been restated.

In the tables below the amounts as previously reported for the three months ended 31st March 2003 are referring to the amounts as originally reported on 23rd April 2003 and for the three months ended 31st March 2004 are referring to the amounts as originally reported on 11th May 2004.

(a) Impact of restatement on consolidated statements of income

The impact of the restatements on net income for the three months ended 31st March 2003 and 2004 are as follows:


                                                                             3 months to         3 months to 31st
US$ millions                                                               31st March 2003          March 2004
---------------------------------------------------------------------------------------------------------------------
Net (loss)/income - as previously reported                                       (21)                    8

Adjustments:
-----------
Revenue
Container shipping operations (i)                                                (1)                    (1)

Expenses
Container shipping operations (ii)                                               (3)                    (4)
                                                                         --------------------------------------------

Total adjustments                                                                (4)                    (5)
                                                                         --------------------------------------------

Net (loss)/income - as restated                                                  (25)                    3
                                                                         --------------------------------------------




                                    19/27

Unaudited
US$ millions


3.       Restatements (continued)

         (i) Adjustment required to eliminate revenue-related balances that should not have been recorded. These include adjustments to eliminate intercompany items previously not eliminated on consolidation and included within accounts receivable and other miscellaneous revenue-related balances which should not have been recognised as revenues and accounts receivable.

          (ii) Adjustment to correct the level of accruals established for container shipping costs. These underaccruals resulted from issues that affected certain of the processes and controls required to make and maintain reasonable estimates of accruals.

None of the adjustments reflected above are affected by income taxes and therefore no restatement of the company's previously reported provisions for income taxes is required.

(b) Impact of restatement on consolidated statements of retained earnings


                                                                                  31st December
US$ millions                                                  31st March 2003         2003           31st March 2004
------------------------------------------------------------------------------------------------------------------------
Retained earnings - as previously reported                          522                615               610*

Adjustments                                                        (11)**              (36)              (33)*
                                                             -----------------------------------------------------------

Retained earnings - as restated                                     511                579               577
                                                             ============================================================


As at 31st December 2003, accounts receivable have decreased by $6 million and accounts payable and accrued liabilities have increased by $30 million.

As at 31st March 2004, accounts receivable have decreased by $7 million and accounts payable and accrued liabilities have increased by $26 million.

* The cumulative effect of all restatements to prior periods is $41 million. $8 million was reported as a restatement on 11th May 2004 and was already included in the retained earnings as reported at 31st March 2004. Consequently the net adjustment to retained earnings at 31st March 2004 is $33 million.

** Of the $11 million adjustment as at 31st March 2003, $7 million relates to 2002.

(c) Impact of restatement on segmented reporting

The impact of the restatement on operating income by segment for the three months ended 31st March 2003 and 2004 is as follows:




                                    20/27



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited
US$ millions


3.  Restatements (continued)


First Quarter 2003
------------------

                                 Trans                        Latin
US$ millions                   Atlantic      Australasia     America          Asia           Other           Total
------------------------------------------------------------------------------------------------------------------------
Operating income /
(loss) before
exceptional items
as previously reported
                                  4               6              -             (13)             1              (2)

Restatement                      (3)              -              -              (1)             -              (4)
                            --------------------------------------------------------------------------------------------

Restated operating
income/(loss) before
exceptional items                 1               6              -             (14)             1              (6)
                            --------------------------------------------------------------------------------------------



First Quarter 2004
------------------
                                Trans                          Latin
US$ millions                  Atlantic       Australasia      America         Asia            Other           Total
------------------------------------------------------------------------------------------------------------------------

Operating income as
previously reported               1              10              2               -              3              16

Restatement                      (3)              -             (1)             (1)             -              (5)
                            --------------------------------------------------------------------------------------------

Restated operating
(loss)/income                    (2)             10              1              (1)             3              11
                            --------------------------------------------------------------------------------------------


4.  Exceptional Items

In 2003, the exceptional charge of $10 million arose from organizational restructuring in Europe and mainly comprised consolidation of the UK management activities of Canada Maritime, Cast and Contship Containerlines resulting in the closure of certain UK offices. The charges included staff related costs of $7 million and expenses relating to redundant office leases of $3 million. This restructuring was substantially complete at 31st December 2003. At 31st March 2004, $2 million remains to be spent for redundant office leases to 2008.

5.  Acquisition Restructuring Provisions

In 2002 CP Ships acquired Italia di Navigazione S.p.A.. Included in the net assets acquired was a $9 million provision to terminate contracts and restructure the organization, of which $7 million had been utilized as at 31st March 2004.


                                    21/27


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited
US$ millions


6.  Interest expense (net)

                                                                         Three months to 31st March
US$ millions                                                               2004                  2003
--------------------------------------------------------------------------------------------------------------------
Interest expense                                                             8                       9
Interest income                                                              -                      (1)
Financial instrument fair value adjustment                                  (5)                      -
Write-off of deferred financing charges                                      4                       -
                                                                       ---------------------------------------------

Interest expense (net)                                                     $ 7                     $ 8
                                                                       =============================================

For the three months ended 31st March 2004, the benefit of $5 million resulted from the fair valuing of interest rate swap agreements that do not qualify for hedge accounting under AcG-13. The write-off of deferred financing costs of $4 million related to the financing costs previously deferred in respect of revolving credit facilities which were terminated in the period.

7.  Long-Term Debt

                                                                       31st March           31st December
US$ millions                                                                2004                    2003
--------------------------------------------------------------------------------------------------------------------

Bank loans                                                                  75                     275
4% convertible senior subordinated notes                                   170                      -
Ten-year senior notes                                                      196                     196
Long-term loans                                                             35                      37
                                                                       ---------------------------------------------
                                                                           476                     508

Capital leases                                                             146                     143
                                                                       ---------------------------------------------
                                                                           622                     651

Amounts due within one year                                                (19)                    (19)
                                                                       ---------------------------------------------

Amounts due after one year                                               $ 603                   $ 632
                                                                       ==============================================

Bank loans represent a $525 million five-year multi-currency revolving credit facility secured by certain owned ships. This facility replaced the $175 million and $350 million revolving credit facilities in place at 31st December 2003. Of the facility, $75 million was drawn at 31st March 2004 and the remaining $450 million was available to be drawn subject to covenants.
The facility is committed until March 2009 and bears interest at a margin, which depends on the corporate credit rating, over
US$ LIBOR. As at 31st March the applicable margin was 1.10%. In the event that more than 50% of the facility is drawn the applicable margin is increased by 0.15%. A commitment fee of 40% of the applicable margin is payable on the undrawn portion of the facility.




                                    22/27

Unaudited
US$ millions


7.  Long-Term Debt (continued)

On 24th February 2004, CP Ships issued $200 million of convertible senior subordinated notes ("convertible notes"). The net proceeds after deducting offering expenses and underwriters' commission were $193 million. The convertible notes have been allocated between debt and equity elements which are classified separately in the balance sheet. The debt element was calculated by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated conversion feature. At issuance, $170 million was recorded as long-term debt with the balance, net of allocated fees, recorded in other equity. The long-term debt amount will increase to the principal amount of the convertible notes over the five year, four month period to the first conversion date. The convertible notes mature on 30th June 2024 and bear interest of 4.0% per annum. Interest on the convertible notes is payable semi-annually in arrears on 30th June and 30th December of each year. The convertible notes are convertible into common shares under certain specified conditions at an initial conversion price of US$ 25.22 per share. The conversion price is subject to adjustment under certain circumstances. CP Ships may call the convertible notes in exchange for cash any time after 3rd July 2009 for a price equal to 100% of the principal amount of the convertible notes plus accrued and unpaid interest. The notes may also be converted: i) during any fiscal quarter where the closing share price exceeds 120% of the conversion price for 20 trading days out of the last 30 trading day period ending on the last trading day of the preceding fiscal quarter, or ii) during a five trading day period following any five consecutive trading day period in which the trading price for each note on each day of that period was less than 98% of the product of the closing price of CP Ships common shares and the conversion rate for such date, or iii) where the company has called the notes for redemption, or iv) if certain specified corporate transactions occur. Holders may put the convertible notes to CP Ships in exchange for cash on 30th June 2009, 30th June 2014 and 30th June 2019.

In certain circumstances prior to 30th June 2009, including following the occurrence of a change of control or an event which would result in CP Ships common shares being no longer listed for trading on either the Toronto or New York stock exchanges, CP Ships would be required to make an offer to purchase all of the outstanding notes at a price equal to 100% of the principal amount plus accrued interest. The note holders have 30 days to accept any such offer.

8.  Stock-Based Compensation

In March 2004, senior employees were granted 185,411 restricted shares vesting on 1st December 2006, contingent on the achievement by the company of certain performance. No stock options have been granted in 2004.

Effective 1st January 2004, in accordance with CICA 3870, "Stock-based Compensation and Other Stock-based Payments", CP Ships applies the fair value method of accounting for stock-based compensation awards granted to employees and directors after 1st January 2002. Stock options granted prior to 1st January 2002 are excluded from the fair value assessment. The Black-Scholes option pricing model was used to assess the fair value of stock options granted during the three months ended 31st March 2003 with the following assumptions:

             Dividend yield                                    1.4%
             Volatility                                       30.0%
             Risk-free interest rate                           4.5%
             Expected life (years)                              5

There was no material impact on reported net income available to common shareholders or earnings per common share for the three months ended 31st March 2003 as a result of stock options granted (see note 2(a) for impact of revised stock-based compensation accounting policy).




                                    23/27

Unaudited
US$ millions

8.  Stock-Based Compensation (continued)

Stock-based compensation expense of $2.3 million was recognized for the three months ended 31st March 2004 ($1.4 million for the three months ended 31st March 2003 relating to only restricted share awards).

9.  Earnings per Share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential dilution that could occur if dilutive stock options and non-vested restricted shares were exercised using the treasury stock method, and shares issuable on conversion of convertible notes were issued using the `if converted method'. A reconciliation of the weighted average number of common shares used to calculate basic and diluted earnings per common share is as follows:


                                                                                                   Three months
(millions of shares)                                                                              to 31st March
                                                                                                  2004          2003
-----------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares used in calculating
basic earnings per share                                                                          89.9          89.8
                                                                                            ---------------------------

Effect of dilutive securities - stock options                                                      1.3           -
                              - unvested restricted shares                                         1.8           -
                                                                                            ---------------------------

Weighted average number of common shares used in calculating
diluted earnings per share                                                                        93.0          89.8
                                                                                            ============================


For the three month period ended 31st March 2004, the convertible notes, which were convertible into 7.9 million common shares, were not included in the computation of diluted earnings per common share because the contingent conversion conditions have not been met during the period. Stock options and unvested restricted shares have been excluded for the three months ended 31st March 2003 as they would be anti-dilutive.

10.   Subsequent Events

Subsequent to 31st March 2004, CP Ships made a small acquisition - Montreal-based ROE Logistics.

CP Ships is aware that certain security holder class action lawsuits have been filed against the company and certain directors in New York, California and Florida. Press releases issued by the plaintiffs in those lawsuits make reference to the company's press release of 9th August 2004 that it intends to restate previously reported financial results. CP Ships and the named directors intend to vigorously defend such lawsuits. The outcome and amount of these claims are not yet determinable and accordingly, no provision has been made in these financial statements with respect to these matters.




                                    24/27

Unaudited
US$ millions


11. Differences between Accounting Principles Generally Accepted in Canada and the United States

(a) Consolidated Statements of Income and Shareholders' Equity

The following is a reconciliation of net income under Canadian GAAP to net income under US GAAP:


Unaudited                                                                                       Three months
US$ millions except per share amounts                                                          to 31st March
                                                                                                 2004          2003
                                                                                            Restated      Restated
--------------------------------------------------------------------------------------------------------------------
Net income/(loss) - Canadian GAAP                                                                  3          (25)
US GAAP adjustments:
   Embedded derivatives                                                                            9             1
   Interest rate swaps                                                                             -             1
   Foreign currency contracts                                                                    (1)             7
   Bunker fuel price contracts                                                                     1             1
   Stock-based compensation                                                                        1             -
   Capitalized interest                                                                            -             1
   Restructuring costs                                                                           (1)             5
   Tax effect of US GAAP adjustments                                                               -             -

                                                                                         ---------------------------
Net income/(loss) - US GAAP                                                                       12           (9)

Other comprehensive income
   Foreign currency translation adjustments                                                       (4)             3

Comprehensive income/(loss) - US GAAP                                                             $8          $(6)
                                                                                         ---------------------------

Earnings/(loss) per common share - basic ($ per share)
   Canadian GAAP                                                                               $0.03       $(0.28)
   US GAAP                                                                                     $0.13       $(0.10)

 Earnings/(loss) per common share - diluted ($ per share)
   Canadian GAAP                                                                               $0.03       $(0.28)
   US GAAP                                                                                     $0.13       $(0.10)

Average number of common shares outstanding - basic (millions)
   Canadian GAAP                                                                                 89.9          89.8
   US GAAP                                                                                       89.7          89.6

Average number of common shares outstanding - diluted (millions)
   Canadian GAAP                                                                                 93.0          89.8
   US GAAP                                                                                       93.0          89.6




                                    25/27



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited
US$ millions


11. Differences between Accounting Principles Generally Accepted in Canada and the United States (continued)

(a) Consolidated Statements of Income and Shareholders' Equity (continued)

Reconciliation of equity under Canadian GAAP to equity under US GAAP:
                                                                                    31st March        31st December
Unaudited                                                                                 2004                 2003
US$ millions                                                                          Restated             Restated
--------------------------------------------------------------------------------------------------------------------
Equity - Canadian GAAP                                                                   1,304                1,278
  US GAAP adjustments:
   Embedded derivatives                                                                      -                  (9)
   Interest rate swaps                                                                       3                    3
   Foreign currency contracts                                                                -                    1
   Bunker fuel price contracts                                                               2                    1
   Acquisition-related costs                                                              (44)                 (44)
   Pension costs                                                                          (12)                 (12)
   Stock-based compensation                                                                (2)                  (3)
   Ships                                                                                  (22)                 (22)
   Capitalized interest                                                                      4                    4
   Restructuring costs                                                                       2                    3
   Compensation expense - Rabbi Trust                                                      (1)                  (1)
   Treasury stock - Rabbi Trust                                                            (2)                  (2)
   Other equity - convertible notes                                                       (29)                    -
   Tax effect of US GAAP adjustments                                                         -                    -

                                                                         -------------------------------------------
 Equity - US GAAP                                                                       $1,203               $1,197
                                                                         ===========================================


(b) Summary of Differences

The most recent annual financial statements describe material differences between Canadian GAAP and US GAAP applicable as at 31st December 2003. Differences applicable for the first time in 2004 are described below.

(i) Other equity - convertible notes

Under Canadian GAAP, the contractual obligation to pay principal and interest under the convertible notes is discounted at the estimated market rate of interest for a nonconvertible obligation having comparable terms over a five year period and the resulting present value is classified as long-term debt (see note 8) with the difference between the principal amount of the obligation and the amount classified as long-term debt being recorded as shareholders' equity. The principal amount of the convertible notes will accrete to the face value over five years. Interest expense is then computed using the market rate of interest for a non-convertible obligation having comparable terms.

Under US GAAP, the convertible notes are classified entirely within long-term debt, and interest expense is computed at the coupon rate of 4%. This adjustment was not reflected in the previously reported reconciliation of equity under Canadian GAAP to equity under US GAAP as at 31st March 2004, and consequently the reconciliation as at 31st March 2004 has been restated.

                                     -ends-


                                    26/27

Forward Looking Statements: Except for historical information, the statements made in this quarterly report constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with Canadian Securities Commissions, The Toronto Stock Exchange, the US Securities and Exchange Commission and the New York Stock Exchange, which are incorporated by reference.


About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 34 services in 21 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 76 ships and 421,000 teu in containers. Its annual volume is 2.2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.









                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660




                                    27/27

                                                                  Exhibit 10.3

                 REVISED MANAGEMENT'S DISCUSSION AND ANALYSIS
                     FOR THE YEAR ENDED 31ST DECEMBER 2003

  REVISED 31ST DECEMBER 2003
  MANAGEMENT'S DISCUSSION AND ANALYSIS
  AS OF 3RD SEPTEMBER 2004




On 16th August 2004, CP Ships restated its consolidated financial statements for the years ended 31st December 2003 and 2002 to reflect increases in container shipping costs and reductions in revenue and net income. This Management's Discussion and Analysis has been revised to reflect the restatement. The information contained in this Management's Discussion and Analysis is as of 31st December 2003 (as revised) unless otherwise indicated. This Management's Discussion and Analysis should be read in conjunction with the restated 2003 Audited Consolidated Financial Statements and notes thereto. The financial information presented herein is expressed in US$, unless otherwise indicated, and has been prepared on the basis of Canadian generally accepted accounting principles ("Canadian GAAP").

FINANCIAL HIGHLIGHTS
(unaudited)
($ millions unless otherwise indicated)                                   2003(7)         2002(7)      2001
                                                                       -----------------------------------------
Volume (teu millions)                                                        2.20           2.01          1.84
Revenue ($ billions)                                                         3.13           2.69          2.65
Cost per teu ($/teu)(1)                                                      1293           1210          1271
EBITDA(2)                                                                     221            169           213
Operating income before exceptional items(3)                                  102             76           139
Net income                                                                     53             45            66
Earnings per common share basic before exceptional items                     0.70           0.51          1.37
($/share)(3)
Earnings per common share basic ($/share)                                    0.59           0.53          0.83
Earnings per common share diluted ($/share)                                  0.57           0.52          0.83
Dividends declared on common shares ($/share)                                0.16           0.16             -
Return on capital employed(4)                                                5.7%           5.2%         12.5%

                                                                           2003(7)        2002(7)        2001
                                                                       -----------------------------------------

Cash from operations                                                          150             84           190
Capital expenditure                                                           158            439           288

                                                                             2003(7)         2002(7)       2001
                                                                       -----------------------------------------

Total assets                                                                2,500          2,487         1,923
Property, plant and equipment                                               1,235          1,134           774
Cash and cash equivalents                                                      75            110           116
Total long-term financial liabilities(5)                                      651            597           230
Shareholders' equity                                                        1,278          1,218         1,096
Net debt to capital(6)                                                        31%            29%            9%


(1) Cost per teu is total costs divided by volume in teu. Total costs comprise total expenses before currency exchange gains or losses other than from hedging, diminution in value of property, plant and equipment and gains or losses on disposal of property, plant and equipment, after deducting slot charter revenue. Cost per teu, which we consider to be a meaningful measure of the effectiveness with which costs are being managed, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.
(2) EBITDA is earnings before interest, tax, depreciation, amortization, exceptional items and minority interests and equals operating income before exceptional items plus depreciation and amortization. EBITDA, which we consider to be a meaningful measure of operating performance, particularly the ability to generate cash, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.
(3) Exceptional items include a charge of $10 million in 2003, a credit of $2 million in 2002 and a charge of $43 million in 2001. For further details see note 3 to the consolidated financial statements.
(4) Return on capital employed ("ROCE") equals operating income before exceptional items divided by average capital employed. Average capital employed is the simple average of balance sheet capital employed at 31st December of the current and prior year. Capital employed comprises shareholders' equity, total long-term debt and future income tax liabilities, less cash and cash equivalents. Average capital employed in 2001 included minority interests and net loans to companies affiliated to CP Ships prior to the demerger from Canadian Pacific Limited in October 2001. ROCE, which we consider to be a meaningful measure of the efficiency with which capital is being utilized, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.
(5) Long-term financial liabilities comprises long-term debt due within one year and long-term debt due after one year.
(6) Net debt to capital is net debt divided by capital, where net debt equals total long-term debt less cash and cash equivalents, and capital equals shareholders' equity plus net debt. Net debt to capital, which we consider to be a meaningful measure of leverage, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.
(7) Restated - see explanation of restatement provided in the notes to the restated consolidated financial statements.

REVISED MANAGEMENT'S DISCUSSION AND ANALYSIS

RESTATEMENT

CP Ships operates an international container shipping business with an annual volume of over two million teu and another one million teu of empty container movements. Each full movement involves the transport of cargo from an origin point in one country to a destination point in another country. There are several components of cost to each movement of a container, whether full or empty, such as inland transportation on truck, train or barge and handling and storage of containers at ports and inland depots.

The company therefore has to account for many millions of individual cost components. Some of these costs are certain at the time the movement occurs, others have to be estimated. In addition, there are often late changes both in customers' requirements and in our operations such as voyages being rescheduled. Estimates for costs are based on the detailed steps of a particular move and our knowledge of current or recent vendor costs. Our vendors are located in many countries around the world and there is normally a lag in receiving actual cost information, in some cases up to several months.

A number of factors have recently come to light that arose during 2003 and continued into 2004 that caused us to understate our cost estimates.

CP Ships introduced a new SAP financial accounting system in the majority of the business with effect from 1st January 2004. The preparations for the implementation of SAP started in late 2002 and continued throughout 2003. The implementation itself spanned the first quarter 2004. The demands on the finance and related business functions increased significantly during this period and certain of the processes and controls required to make reasonable estimates of accruals were affected as a result. For example, there were delays in the transfer of cost related information between the operations and finance functions such that cost estimates were not updated sufficiently quickly. There were also delays in processing actual cost data.

These control issues occurred at a time when the pattern of our trading was changing with the commencement of new services, leading to a different cost profile. It was also a time of higher than normal cost increases, such as fuel surcharges from truckers, exacerbated by a weakening US$ which increased our non US$ costs.

As a result monthly adjustments to cost accruals routinely made by management were not sufficient to cover eventual costs. The cost underaccrual was most significant in fourth quarter 2003 and continued into the first quarter 2004. This was not identified in part because of the above control issues but also as a result of the SAP transition.

The total amount of underaccruals relating to 2003 was $20 million.

In addition to the underaccruals referred to above, the company has made other adjustments reducing net income in prior periods. The need for these adjustments has been identified both as a result of the implementation of SAP and through improved reconciliation procedures of account balances. These adjustments are discussed below.

SAP has improved controls over transactions and balances, particularly between CP Ships group companies. These improvements have identified that balances totalling $7 million should not have been retained on the group's balance sheet and these have therefore been charged to income. Of this amount $3 million originated from intercompany revenue recharged between group companies, all for 2003. In addition, other balances totalling $4 million for 2003 have been charged to income.

The original $8 million reduction to 2003 net income, which was announced on 11th May 2004 in the first quarter 2004 report, also resulted from control issues over intercompany balances which caused the reduction of accruals for certain container shipping costs. Following extensive investigation, this adjustment has been increased slightly to $9 million and the period affected has been revised such that $7 million affects 2002, rather than 2003 as originally announced, and $2 million affects 2003.

The total reduction in net income for 2003 is $29 million of which $20 million is the underaccrual of container shipping costs; $7 million is intercompany and other balances which cannot be supported and which mainly reduce revenue; and $2 million is the inadvertent reversal of cost accruals being the remaining effect on 2003 of the original $8 million revision. Restated net income for 2003 is $53 million compared to $82 million originally reported.

Net income for 2002 is reduced by $7 million relating to the understatement of container shipping costs. Net income for 2002 has therefore been revised downward from $52 million as originally reported to $45 million.

REVISED MANAGEMENT'S DISCUSSION AND ANALYSIS

There is no tax effect related to these adjustments.

The balance sheet at 31st December 2003, has been restated to reduce retained earnings by $36 million, from $615 million originally reported to $579 million representing the cumulative effect of the 2003 and 2002 profit restatements with corresponding effects on accounts receivable and accounts payable, as disclosed in note 2 to the restated consolidated financial statements.

The cash flow statements have been modified to reflect the changes in the balance sheet. There is no change in the cash position as reported at the start or end of the relevant periods affected by the restatement of results for 2002 and 2003.

We have so far deployed common operational systems and SAP financial accounting systems in five of our seven brands and we presently anticipate completing the remaining implementation during early 2005, after which all brands will be on one operational system and one financial system. We do not anticipate any significant transition issues at the two remaining brands, one of which is already on an earlier version of the SAP financial accounting system.

The implementation of SAP is a major step forward in financial control. We have also taken a number of corrective measures to improve the controls in accounting and business processes, in particular those involving the recording and monitoring of accruals for costs and the review and reconciliation of balances. We will further review the quality of controls in these areas and are also strengthening the finance organization.

OVERVIEW
($ millions)                        2003(8)  2002(8)
                                    --------------------

  Volume (teu 000s)                    2,195      2,008
  Revenue                              3,130      2,687
  Expenses                             3,028      2,611
  EBITDA (9)                             221        169
  Operating income(9)                    102         76
  Net income(9)                           63         43
  Net income                              53         45

(9)  Before exceptional items.

Restated operating income before exceptional items in 2003 was higher than in 2002 despite significant pressure on costs and strong competition in most trade lanes.

Restated operating income before exceptional items for the year was $102 million compared with restated $76 million in 2002 due mainly to improved results in the TransAtlantic and reduced losses in the Asian market.

Restated EBITDA for 2003 at $221 million was up from restated $169 million in 2002 reflecting improved operating results. Restated net income available to shareholders was $53 million compared to restated $45 million in 2002.

Restated basic earnings per share before exceptional items was $0.70 compared with restated $0.51. For 2003, the average number of common shares used in calculating basic earnings per share was 89.8 million compared with 84.8 million in 2002.

ITALIA LINE

The integration of Italia Line, acquired in July 2002, continued through the year and has now been completed.

SHIP REPLACEMENT PROGRAM

The four-year investment program to replace more expensive chartered ships with 23 new and used owned ships at a cost of $800 million and six new long-term chartered ships was completed in the third quarter 2003, thereby increasing the owned or long-term committed fleet to 68% of capacity at 31st December 2003 versus 30% at the end of 1999. The investment was financed by cash from operations, bank borrowings and capital leases on two ships. The average age of the owned and long-term committed fleet was eight years at 31st December 2003.

CP Ships considers that, through the cycle, owning ships is less expensive than chartering. For example, the average cost between 1996 and 2003 to charter a standard 2750 teu containership typically used by the company was $18,500 per day compared to about $14,300 per day to own the same ship today on a fully comparable basis.

In order to further reduce reliance on the more expensive and volatile short-term charter market, it was agreed in August 2003 to long-term charter nine 4250 teu ships to be delivered mainly in 2006. These will increase the average size of ship typically deployed in the core trade lanes and, after allowing for trade growth, maintain the 70% owned/long-term committed target while giving sufficient flexibility to use shorter term charters to adjust the fleet size and ship networks to changes in market conditions.

(8) Restated - see explanation of restatement provided in the notes to the restated consolidated financial statements.

REVISED MANAGEMENT'S DISCUSSION AND ANALYSIS

INDUSTRY SUPPLY AND DEMAND

In an improving global economy, world container trade grew by 12% in 2003 following 10% in 2002. While much of this growth was driven by a significant increase in exports from China to North America and Europe, overall trade growth was also firm in most other trade lanes. Although the supply of new ship capacity increased by 9% in 2003, the lead legs of most of the world's major trade lanes were relatively full throughout much of the year, leading to substantial improvement in overall market conditions.

REVIEW OF OPERATIONS

VOLUME & REVENUE

Volume and revenue for both full year and forth quarter 2003 were CP Ships records. Container carryings at 2.2 million teu were 9% higher than 2002, reflecting strong growth in TransAtlantic, Latin America and Asia, partly offset by lower volume in Australasia. Revenue restated at $3.13 billion was 16% higher than $2.69 billion in 2002. The average freight rate, which excludes inland transport and slot charter revenue, increased 7% in 2003 due to better market conditions in most trade lanes.

($ millions)                      2003(10)   2002(10)

Container shipping operations        2,487      2,155
General and administrative             424        367
Depreciation and amortization          119         93
Currency exchange gain                 (2)        (4)

Total expenses                       3,028      2,611

EXPENSES

Total expenses increased by 16% to restated $3.03 billion in 2003 from restated $2.61 billion in 2002.

Container shipping expenses were up 15% to restated $2.49 billion from restated $2.16 billion mainly due to volume growth of 9% and generally higher operating costs caused by three main factors. Firstly, the estimated net effect of the weaker US$ was adverse by $57 million. Secondly, fuel costs were up $71 million in 2003, of which $38 million was from higher price.

Thirdly, charters for 26 ships were renewed during 2003, nearly all at higher rates with an estimated adverse impact of $17 million in the year. Other operating expenses including terminal and inland transport were also higher due to price inflation. The overall increase was partly offset by the cost reduction program.

The impact of the weaker US$ on European, Canadian and other non-US$ expenses was the main factor in the increase in general and administrative costs.

The increase in depreciation was due mainly to increased investment in ships and information systems.

Cost per teu for the year was up by 7% to restated $1,293 from restated $1,210 in 2002.

The 2003 cost reduction program delivered over $100 million of annualized savings, with about $75 million included in the 2003 result, exceeding previously announced targets. The cost reduction target for 2004 is $35 million on an annualized basis.

In 2003, 49% of total expenses were ship network, container and general and administrative costs. Although regarded as fixed costs, the ship network and container fleet are regularly adjusted in response to changes in business demand. The remaining 51% were variable costs including inland transport, terminal and empty container positioning.

(10) Restated - see explanation of restatement provided in the notes to the restated consolidated financial statements.

REVISED MANAGEMENT'S DISCUSSION AND ANALYSIS


OPERATING RESULTS BY MARKET

TRANSATLANTIC MARKET
($ millions)                        2003(11)     2002(11)
                                   -------------------------

  Volume (teu 000s)                    1,163      1,039
  Revenue                              1,573      1,328
  Expenses                             1,508      1,272
                                   -------------------------
  Operating income(12)                    65         56

(12) Before exceptional items.

Restated operating income before exceptional items at $65 million improved on the previous year's restated $56 million.

Volume was up 12% including a full year of Italia Line together with moderate import growth into North America mainly from Northern Europe and stronger export growth due to the positive effect of a weakening US$.

Average freight rates increased by 10% reflecting stronger market conditions mainly westbound from North Europe to North America.

Expenses increased by 19% in 2003 from restated $1.27 billion to restated $1.51 billion due mainly to 12% higher volume, the adverse impact of the weaker US$ and higher fuel prices.

Service restructuring early in 2003 led to improvements in trade lane operating efficiencies, partly off-setting higher operating costs. In January, Canada Maritime chartered a fixed number of slots to competing members of the Canex consortium in the Montreal Gateway trade. Also in the first quarter, a ship was withdrawn from the Gulf-Mediterranean service and slots were chartered to two other carriers, thereby adjusting capacity to meet changes in trade lane demand.

In the second and third quarters, two new 4100 teu ice-strengthened ships, Canmar Venture and Spirit were delivered in the Montreal Gateway trade replacing smaller, older, slower and less efficient ships. The new ships provide sufficient additional capacity for long-term growth.

Restated fourth quarter operating income of $31 million was a record with volume up 6% and freight rates 13% higher than the same period in 2002.

In 2004, we expect volume to remain firm and freight rates to continue to improve.

AUSTRALASIAN MARKET

($ millions)                        2003(11)     2002(11)
                                   -------------------------

  Volume (teu 000s)                      304        334
  Revenue                                515        531
  Expenses                               491        504
                                   -------------------------
  Operating income(13)                    24         27

(13) Before exceptional items.

Restated operating income before exceptional items of $24 million was lower than 2002 with volume 9% lower due to planned capacity reductions on the Europe-Australasia services and the effect of the weaker US$ on Australian exports.

With stable trade conditions through most of 2003, freight rates continued to improve, up 6% in fourth quarter on third quarter 2003 and 10% for the year overall.

Total expenses were down due to lower volume and the positive impact of ship network efficiencies from the restructuring of the Europe-Australasia services in January 2003.

We anticipate that trade conditions will remain stable in 2004, with some further modest improvement in average freight rates.

LATIN AMERICAN MARKET

($ millions)                        2003(11)     2002(11)
                                   -------------------------

  Volume (teu 000s)                      239        174
  Revenue                                297        238
  Expenses                               286        217
                                   -------------------------
  Operating income(14)                    11         21

(14) Before exceptional items.


Restated operating income before exceptional items was $11 million against $21 million in 2002. Volume was up 38%, mainly from new port calls added on the weaker southbound import trade routes into South America, and the introduction of larger ships in the Gulf-East Coast South America trade lane to meet strong northbound export trade demand.

(11) Restated - see explanation of restatement provided in the notes to the restated consolidated financial statements.

REVISED MANAGEMENT'S DISCUSSION AND ANALYSIS


Average freight rates declined 10% in the year due to continuing difficult trade conditions, although the fourth quarter showed a 3% improvement from third quarter.

Operating expenses were up mainly due to higher volume and increased ship network costs from both additional capacity and increased charter rates.

With a somewhat more positive economic outlook for most of Latin America, we expect to remain profitable in 2004, despite continuing overcapacity in some trade lanes.

ASIAN MARKET

($ millions)                      2003(15)    2002(15)
                                 ------------------------

  Volume (teu 000s)                    453       424
  Revenue                              635       508
  Expenses                             647       549
                                 ------------------------
  Operating loss(16)                  (12)      (41)

(16) Before exceptional items.


For 2003, the operating loss before exceptional items decreased to restated $12 million from restated $41 million with the positive effect of withdrawal from the loss-making Asia-Europe slot charter in April being partly offset by more difficult conditions in the India trades.

Volume increased 7% but, excluding Asia-Europe, underlying volume was up 36% due to expansion and restructuring in the Asia-Americas and US East Coast-India trade lanes.

Underlying freight rates were 1% up for the year overall but 8% lower in fourth quarter versus third quarter 2003 due mainly to a planned increase in lower margin import volume from North America to Asia as well as the effect of seasonally weaker export freight rates from Asia.

The increase in expenses was due mainly to higher volume and a greater proportion of intermodal traffic.

In February 2004, a new service between Asia and Vancouver/Oakland was announced. Scheduled to start in April, it complements the existing Asia-Vancouver service, further strengthening market presence in the Asia-Americas trade lane where trade growth is expected to remain strong. During 2004, initiatives to restructure services in the India trades will continue in order to reduce losses.

OTHER ACTIVITIES

 ($ millions)                      2003(15)      2002
                                 ------------------------

  Volume (teu 000s)                     36        37
  Revenue                              110        82
  Expenses                              96        69
                                 ------------------------
  Operating income(17)                  14        13

(17) Before exceptional items.


Operating income before exceptional items was restated $14 million up from $13 million in 2002. Improved operating results for Montreal Gateway Terminals due to increased activity offset weaker results in the North America-South Africa and break-bulk services.

OTHER CONSOLIDATED INCOME
STATEMENT ITEMS

EXCEPTIONAL ITEMS

The exceptional charge of $10 million was for organizational restructuring in Europe comprising the closure of certain UK offices as a consequence of consolidation of management activities in the Gatwick area. The exceptional credit of $2 million in 2002 arose from the write-back of unutilized provisions established in 2001 as an exceptional charge.

INTEREST EXPENSE, NET

In 2003 interest expense at $36 million was $13 million higher than 2002, due to increased average borrowings to finance investment in ships and a full year charge on the senior notes issued in July 2002.

INCOME TAX EXPENSE

At $3 million for the year overall, tax expense for 2003 was $7 million lower than 2002 largely due to deductions for interest paid and a future income tax benefit of $4 million recognized in fourth quarter mainly for prior year tax losses carried forward in certain subsidiaries, now considered recoverable.

(15) Restated - see explanation of restatement provided in the notes to the restated consolidated financial statements.

REVISED MANAGEMENT'S DISCUSSION AND ANALYSIS

PRINCIPAL CONSOLIDATED
BALANCE SHEET ITEMS

($ millions)                      2003(18)   2002(18)
                                 ------------------------

  Property, plant and equipment      1,235     1,134
  Goodwill and other intangible        607       608
  assets
  Accounts receivable                  463       526
  Accounts payable and accrued         564       665
  liabilities
  Cash and cash equivalents             75       110
  Long-term debt                       651       597
  Shareholders' equity               1,278     1,218

PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment at 31st December 2003 increased to $1.24 billion from $1.13 billion at 31st December 2002 mainly due to investment in ships. It comprised $987 million for ships up from $868 million in 2002, $73 million for containers, down from $89 million in 2002 and $175 million for other assets including information systems against $177 million in 2002.

The ship fleet consisted of 80 ships at 31st December of which 40 were owned or under capital leases representing 55% of total capacity and the remainder under operating leases including 13% of total capacity being long-term committed. The container fleet was 443,000 teu of which 34% was owned or under capital leases and the remainder under operating leases.

Investment in other assets was $43 million in 2003, including computer hardware and software related mainly to the continued integration of systems inherited from acquisitions, a new finance system and development of other new systems.

GOODWILL & OTHER INTANGIBLE ASSETS

At 31st December 2003, goodwill and other intangible assets was $607 million compared with $608 million in 2002. There were no additions in 2003 and the annual goodwill impairment test was completed with no write-downs being required in 2003.

NON-CASH WORKING CAPITAL

Accounts receivable decreased in 2003 mainly as a result of improved accounts receivable collection procedures following systems enhancements. Accounts payable and accrued liabilities decreased during 2003 mainly due to accelerated payment of vendor invoices as a consequence of systems developments.

LIQUIDITY & CAPITAL RESOURCES

Cash and cash equivalents at $75 million was down from $110 million due to better management to minimize drawings of bank debt.

Cash from operations before exceptional payments was $160 million compared to $96 million in 2002 due to stronger operating results.

For the full year, capital expenditure was $158 mil-lion, including $104 million on ships and $11 million of stage payments for Canmar Venture and Spirit which were refunded in 2003 on completion of the capital leases for these ships together with $32 million of pre-2003 stage payments.

Proceeds from the sale of property, plant and equipment were $18 million nearly all of which was in the fourth quarter from the sale of office premises in the UK and the scrapping of Rotoma, a 1200 teu roll-on roll-off ship.

Following completion of the ship replacement pro-gram during the year, capital commitments were $2 million at 31st December 2003. CP Ships con-siders that maintenance capital expenditure on ships, terminal equipment and computer hardware and software is approximately $40 million per year. Opportunities will continue to be evaluated for purchasing additional ships should they become available at economic prices in order to facilitate future growth in the business and further reduce reliance on the short-term charter market.

Long-term debt, comprising drawings under secured revolving credit facilities, unsecured senior notes due 2012, other long-term loans and capital leases was $651 million, an increase of $54 million from 31st December 2002 due to additional investment in ships being partly offset by operating cash flow. Net debt at 31st December 2003 was $576 million, representing 31% of total capital compared to $487 million or 29% of total capital at the end of 2002.

At the end of 2003, $275 million had been borrowed under two secured revolving credit facilities. The $175 million facility, which is subject to a $50 million step down during 2004 and is secured on 11 ships, was fully drawn at a cost of US$ LIBOR+1.05%. The $350 million facility, secured on 12 ships, had drawings of $100 million

(18) Restated - see explanation of restatement provided in the notes to the restated consolidated financial statements.

REVISED MANAGEMENT'S DISCUSSION AND ANALYSIS

at a cost of US$ LIBOR+1.75%. Both facilities contain cross default provisions and a number of financial and operational covenants including restrictions on dividend payments, limits on incurring debt and requirements to maintain a minimum level of liquidity and tangible net worth. Availability of funds under these facilities is linked to CP Ships' credit rating and to the market value of the ships pledged as security. Based on the most recent ship valuation and ratings of BBB- from Standard and Poor's and Ba2 from Moody's Investor Services, $514 million of the facilities was available at the end of 2003, of which $239 million was undrawn. Subsequent to 31st December 2003, these facilities were cancelled and replaced with a new five-year facility of the same total amount on more beneficial terms.

In December 2003, $90 million of unsecured 364-day revolving credit facilities matured and were not replaced.

The unsecured senior notes, which bear interest semi-annually at an annual rate of 10.375%, contain a cross default provision and a number of covenants restricting the ability to incur additional debt, grant security interests, make distributions including dividends, dispose of assets and enter into sale and leaseback transactions. The notes mature in 2012, with CP Ships having the option to redeem the notes earlier subject to predetermined formulas. No sinking fund has been established for redemptions.

The other long-term loans finance four US flag Lykes Lines ships bearing interest at 6.71% repayable in equal instalments up to 2008. The balance at the end of 2003 was $37 million.

During 2003, $118 million of finance was arranged for Canmar Venture and Spirit under capital leases. The leases are denominated in GB pounds, for maximum term of 25 years and cover the full purchase price of the ships. The GBP denominated lease obligations have been swapped for US$ to remove foreign currency exchange risk and as a consequence the effective interest rate is 3-month US$ LIBOR+0.45%. The capital leases contain financial and operational covenants which are similar to those contained in the revolving credit facilities.

At 31st December 2003, obligations under other capital leases on container and information technology equipment were $25 million.

During 2000, certain containers were sold for approximately $64 million and leased back under an operating lease for up to nine years. The lease terms include a covenant package which is substantially similar to that in the revolving credit facilities, including a cross default provision and also require the company to maintain one of its corporate credit ratings at or above BB+ or Ba1. Failure to maintain such a rating would result in an event of default unless the lease was prepaid.

In 2003, CP Ships was in compliance with its covenants and had no dividend or debt arrears after taking into account the restatement. It expects to be in compliance through 2004, based on current projections, including after taking into account the restatement.



---------------------------------------------------------------------------------------------------------------

The following table summarizes the company's long-term contractual obligations as at 31st December 2003:

                                                  Less than                              After 5
($ millions)                                         1 year   1-3 years    4-5 years       years        Total
  Long-term debt                                          7         291           14         196          508
  Capital lease obligations(1)                           20          34           21         175          250
  Operating lease obligations                           204         258          269         591        1,322
  Purchase obligations(2)                                60          27            -           -           87
                                                ---------------------------------------------------------------
  Total                                                 291         610          304         962        2,167


(1)  Total minimum lease payments including imputed interest.
(2)  Purchase obligations consist of agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms including fixed or minimum quantities to be purchased, price provisions and the approximate timing. As at 31st December 2003, purchase obligations include commitments primarily for vessel sharing arrangements, information systems service contracts and port and inland transport charges.


REVISED MANAGEMENT'S DISCUSSION AND ANALYSIS

Subsequent to 31st December 2003, $200 million principal amount of convertible senior subordinated notes due 2024 bearing fixed interest at 4% were issued. The notes are convertible into common shares under certain specified conditions at an initial conversion price of approximately US$ 25.22 per share. CP Ships may call the notes for cash at any time after 3rd July 2009. Holders of notes may put the notes in exchange for cash on 30th June 2009, 30th June 2014 and 30th June 2019. Proceeds of the offering have been used to reduce borrowings under the secured revolving credit facilities which may, subject to availability, subsequently be redrawn for general corporate purposes.

As part of its growth strategy, CP Ships will continue to consider strategic opportunities to expand organically in new markets, to make further acquisitions and invest further in ships and containers.

Management considers that it has access to sufficient capital resources together with cash to be generated from operations to fund its existing working capital and other commitments. Future growth opportunities may be funded from cash from operations, existing and new bank debt or by accessing the capital markets.

SHAREHOLDERS' EQUITY

Restated shareholders' equity increased to $1.28 billion at 31st December 2003 from restated $1.22 billion at 31st December 2002 from the addition of restated net income for 2003 of $53 million offset by $14 million in dividends, increases in share capital and contributed surplus of $7 million for stock-based compensation, and an improvement in the cumulative adjustments on foreign currency translation of $14 million.

At 12th March 2004, there were 89,908,354 common shares outstanding.

DIVIDENDS

Dividends of $14 million were paid on common shares in each of 2003 and 2002.

LITIGATION

CP Ships is aware that certain security holder class action lawsuits have been filed against the company and certain directors in New York, California and Florida. Press releases issued by the plaintiffs in those lawsuits make reference to the company's press release of 9th August 2004 that it intends to restate previously reported financial results. CP Ships and the named directors intend to vigorously defend such lawsuits.

FINANCIAL INSTRUMENTS

Derivative financial instruments are used to manage risk from foreign exchange, interest rate and bunker fuel price fluctuations. These instruments include foreign exchange forward contracts, foreign exchange option agreements, foreign exchange swap agreements, cross-currency interest rate exchange agreements, bunker fuel swaps and bunker fuel option agreements. All such instruments are used for hedging and risk management purposes only. The company is exposed to credit loss in the event of non-performance by counterparties to financial instruments and this risk is managed by contracting with counterparties of high credit quality and by using an appropriate number of counterparties to reduce the risk that would result from concentration.

FOREIGN CURRENCY EXCHANGE
RISK MANAGEMENT

Revenue is denominated primarily in US$, but CP Ships is exposed to currency risk through local operating costs exceeding local currency denominated revenue. The most significant exposures are in Euro, Canadian $, Mexican peso and GB pound. To manage this risk, various financial instruments are used including forward contracts, currency swaps and put and call options.

During 2003, all forecasted Euro and Canadian $ exposure was hedged resulting in a gain of $21 mil-lion compared with $18 million in 2002. At 31st December 2003, 50% of anticipated 2004 Canadian $ exposure was hedged using a combination of put and call options such that the net exposure is limited to between $1.30 and $1.39. During January 2004, forward contracts were concluded at a weighted average rate of $1.25 to hedge 50% of forecast net Euro exposure for the first half of 2004 and 25% for the second half.

During the year, two GBP denominated capital leases were entered into to finance Canmar Venture and Spirit. These lease obligations have been swapped for US$ to remove foreign currency exchange risk over the same term as the leases, and as a consequence the effective interest rate is 3-month US$ LIBOR+0.45%.

The estimated impact before hedging of a 1% decrease in the US$ exchange rate against the Euro, Canadian $, Mexican peso, and GB pound combined would be to decrease operating income by $5 million.

INTEREST RATE RISK MANAGEMENT

Interest rate fluctuations affect financial results due to floating rate debt. At 31st December 2003, including the effect of interest rate swap contracts, $303 million of debt was at floating rates linked to

REVISED MANAGEMENT'S DISCUSSION AND ANALYSIS

US$ LIBOR, and the remaining borrowings were at fixed rates.

For most of 2003, the interest rate on the $200 mil-lion senior notes due 2012 was swapped from 10.375% fixed to an interest rate based on 3-month US$ LIBOR+5.77% giving rise to a reduction in interest expense of $6 million compared with $1 million in 2002. This 10-year hedging instrument was closed out in December 2003 and replaced with a new 5 1/2 year $100 million fixed to floating interest rate swap at 6-month US$ LIBOR+6.12%. Subsequent to the year end, the remaining $100 mil-lion was swapped from fixed to floating rates for 4 1/2 years at 6-month US$ LIBOR+6.26%.

Other floating rate 3-month US$ LIBOR obligations of $190 million were swapped to 1.49% fixed to 30th June 2004 with no impact in 2003.

Net of cash and cash equivalents, the estimated effect before hedging of a 1% increase in US$ LIBOR would be to decrease net income by $2 million.

FUEL PRICE RISK MANAGEMENT

Purchases of bunker fuel totalled 1.6 million tonnes in 2003 at an average price of $162 per tonne compared to 1.4 million tonnes at $138 per tonne in 2002. Changes in bunker fuel prices are outside CP Ships control but directly affect results. To manage up to 50% of anticipated exposure to movements in the price of bunker fuel, a range of instruments is used including swaps and put and call options. At 31st December 2003, CP Ships had bunker fuel swap contracts for 160,000 tonnes of fuel with a weighted average price of $137 per tonne, which expire between January 2004 and December 2004.

The estimated adverse impact on operating income, based on 2003 fuel purchases before hedging or recoveries from fuel surcharges, of a 5% movement in 2003 average bunker fuel price would be $13 million.

OFF-BALANCE SHEET
ARRANGEMENTS

There are no off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, derivative instruments and variable interest entities, that either have, or are reasonably likely to have, a current or future material effect on financial results.

CRITICAL ACCOUNTING
POLICIES & ESTIMATES

The preparation of financial statements requires judgments and the use of estimates that could affect the reported amounts. On an ongoing basis, management reviews its estimates, including those related to bad debts, potential impairment and useful lives of assets, income taxes, certain accrued liabilities, pensions and post retirement benefits and stock-based compensation. These estimates are based on historical experience and various assumptions that are believed to be reasonable under the circumstances. Management considers that none of the accounting estimates at the time they were made required assumptions about matters that were highly uncertain. Actual results could differ from estimates.

The following accounting policy has been identified as being critical to the business and an understanding of the results of operations. For a detailed discussion of the application of other accounting policies, see note 1 to the restated consolidated financial statements.

REVENUE & COST RECOGNITION

Revenue and costs directly attributable to loaded container movements are recognized when delivery of the container is completed. A substantial element of the cost of delivery of each container to its ultimate destination is estimated and accrued because there can be delays in the receipt or advice of the final charges from agents and suppliers throughout the world. Consequently, significant accruals are outstanding at each financial period end. CP Ships has considerable experience in estimating costs of transporting containers. In the event that it is determined that such accruals are higher or lower than necessary to meet obligations for transportation costs, an adjustment to the accrual would normally be made in the period that such a determination is made.

CHANGES IN ACCOUNTING
POLICIES

In 2003, the following new accounting standards were adopted as a result of changes in Canadian GAAP:

CICA 3063, "Impairment of Long-lived Assets," was prospectively adopted on 1st January 2003 and establishes standards for the recognition, measurement and disclosure of impairment of long-lived assets using a two-step process. When conditions exist, the first step determines when an

REVISED MANAGEMENT'S DISCUSSION AND ANALYSIS

impairment is recognized by measuring the carrying value amount against the expected undiscounted cash flows from use and disposal. The second step, if necessary, is to measure the amount of the impairment as the excess of carrying value exceeding fair value. The adoption of this standard had no impact on the results of operations or financial position in 2003.

CICA 3475, "Disposal of Long-lived Assets and Discontinued Operations," applied to disposal activities initiated after 31st March 2003, and established standards for recognition, measurement, presentation and disclosure of the disposal of long-lived assets and the presentation and disclosure of discontinued operations. The adoption of this standard had no impact on the results of operations or financial position in 2003.

Emerging Issue Committee ("EIC") Abstracts 134, "Accounting for Severance and Termination Benefits," and 135, "Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)," were effective subsequent to 31st March 2003. These standards require that all costs associated with an exit activity should be recognized when liabilities are actually incurred. Provisions for restructuring costs are recorded in liabilities. The adoption of these standards did not have a significant impact on the results of operations or financial position in 2003.

The following new accounting standards will be adopted in future periods:

CICA Accounting Guideline AcG-13, "Hedging Relationships," is effective for fiscal years beginning on or after 1st July 2003 and will require the preparation of detailed documentation regarding derivative financial instruments in order to continue hedge accounting. Further, assessments of hedge effectiveness are required both at inception of the hedging relationship and on an ongoing basis. If it is determined that derivative instruments currently accounted for as hedges will no longer continue to be accounted for as hedges, the recorded amount relating to these instruments will be adjusted from their carrying value to their fair value. In the future, such liabilities will be marked to market on a quarterly basis and any changes in fair value will be recorded in the statement of income. If this standard had been applied at 31st December 2003, the fair value adjustment would have increased net income by $1 million.

CICA Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities," requires that companies that control another entity through interests other than voting interests should consolidate the con-trolled entity. AcG-15's consolidation requirement is effective for all annual and interim periods beginning on or after 1st November 2004. The impact of AcG-15 on the results of operations and financial position is not expected to be significant.

CICA 1100, "Generally Accepted Accounting Principles," establishes standards for financial reporting in accordance with generally accepted accounting principles, defines primary sources of GAAP and requires that an entity apply every relevant primary source. The guidance is effective for fiscal years beginning on or after 1st October 2003. The impact of the adoption of this standard on the results of operations and financial position is being assessed.

CICA 3870, "Stock-based Compensation and Other Stock-based Payments," was amended in 2003 to require expensing of all stock-based compensation from the grant date, effective 1st January 2004. In accordance with the transitional provisions of CICA 3870, CP Ships will expense all stock-based compensation in 2004 and will retroactively restate 2004 opening retained earnings with a cumulative charge of $1 million.

ADDITIONAL INFORMATION

Additional information, including the revised Annual Information Form, may be found on SEDAR at www.sedar.com or on the CP Ships corporate web-site, www.cpships.com.

REVISED MANAGEMENT'S DISCUSSION AND ANALYSIS

TEN-YEAR COMPARISON
(unaudited)


($ millions unless
otherwise indicated)          2003(3)    2002(3)   2001    2000    1999    1998  1997(2)    1996(2)   1995(2)  1994/(2)
                              ----------------------------------------------------------------------------------------------
Volume (teu millions)            2.20      2.01     1.84    1.83    1.37    1.16     0.67      0.48      0.40       0.24
Revenue ($ billions)             3.13      2.69     2.65    2.64    1.88    1.78     1.07      0.82      0.69       0.41
EBITDA(1)                         221       169      213     224     136     163      147       111        79         77
Operating income(1)               102        76      139     164      89     127      119        90        62         64
Cash from operations              150        84      190     180      29     135      123       122        64         75
Ships                              80        89       78      94      76      72       47        14        14          9
Containers (teu thousands)        443       413      345     327     303     232      175        65        64         36

(1)  Before exceptional items
(2)  At 1st January 1998 the reporting currency was changed from Canadian $ to US$. All statements of income for years ended
     31st December 1997 and prior have been converted into US$ at average exchange rates.
(3)  Restated - see explanation of restatement provided in the notes to the restated consolidated financial statements.


REVISED MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTERLY RESULTS 2003 & 2002
(unaudited)

($ millions except                                 Q4        Q3        Q2        Q1        Q4        Q3        Q2        Q1
volume and per share amounts))                  2003(2)  2003(2)  2003/(2) 2003(2)  2002(2) 2002(2)  2002(2) 2002(2)
                                                ---------------------------------------------------------------------------------
VOLUME (teu 000s)
TransAtlantic                                       301       287       305        270       284       277        256       222
Australasia                                          78        79        73         74        87        84         86        77
Latin America                                        63        63        60         53        55        48         38        33
Asia                                                119       114       111        109       113       106        110        95
Other                                                 8        11         9          8        11         9          8         9
                                                ---------------------------------------------------------------------------------
                                                    569       554       558        514       550       524        498       436
                                                =================================================================================

REVENUE
TransAtlantic                                       428       400       401        344       371       349        320       288
Australasia                                         136       133       129        117       143       132        136       120
Latin America                                        80        78        75         64        71        63         54        50
Asia                                                167       172       158        138       145       137        123       103
Other                                                27        33        28         22        24        23         18        17
                                                ---------------------------------------------------------------------------------
                                                    838       816       791        685       754       704        651       578
                                                ---------------------------------------------------------------------------------
As originally reported                              841       817       792        686       754       704        651       578
                                                =================================================================================

EXPENSES
TransAtlantic                                       397       387       381        343       351       333        307       281
Australasia                                         131       126       123        111       130       121        130       123
Latin America                                        76        74        72         64        69        58         46        44
Asia                                                175       164       156        152       151       142        134       122
Other                                                23        27        25         21        21        18         15        15
                                                ---------------------------------------------------------------------------------
                                                    802       778       757        691       722       672        632       585
                                                ---------------------------------------------------------------------------------
As originally reported                              792       773       752        688       720       670        630       584
                                                =================================================================================

OPERATING INCOME/(LOSS)(1)
TransAtlantic                                        31        13        20          1        20        16         13         7
Australasia                                           5         7         6          6        13        11          6       (3)
Latin America                                         4         4         3          0         2         5          8         6
Asia                                                (8)         8         2       (14)       (6)       (5)       (11)      (19)
Other                                                 4         6         3          1         3         5          3         2
                                                ---------------------------------------------------------------------------------
                                                     36        38        34        (6)        32        32         19       (7)
                                                ---------------------------------------------------------------------------------
As originally reported                               49        44        40        (2)        34        34         21       (6)
                                                =================================================================================

ANALYSIS OF EXPENSES
Container shipping operations                       668       630       621        568       598       560        522       475
General and administrative                          107       113       108         96       101        89         88        89
Depreciation and amortisation                        33        29        29         28        30        23         20        20
Other                                               (6)         6       (1)        (1)       (7)         0          2         1
                                                ---------------------------------------------------------------------------------
                                                    802       778       757        691       722       672        632       585
                                                =================================================================================

EBITDA(1)                                            69        67        63         22        62        55         39        13
Net income/(loss)                                    28        27        23       (25)        21        22         14      (12)
Earnings/(loss) per common share basic $/(1)/      0.31      0.30      0.26     (0.17)      0.21      0.25       0.18    (0.15)
Earnings/(loss) per common share basic $           0.31      0.30      0.26     (0.28)      0.23      0.25       0.18    (0.15)
Earnings/(loss) per common share diluted $/(1)/    0.30      0.29      0.25     (0.17)      0.21      0.24       0.17    (0.15)
Earnings/(loss) per common share diluted $         0.30      0.29      0.25     (0.28)      0.23      0.24       0.17    (0.15)
                                                =================================================================================

(1)  Before exceptional items, which include a charge of $10 million in Q1 2003 and a credit of $2 million in Q4 2002.
(2)  Restated - see explanation of restatement provided in the notes to the restated consolidated financial statements.
     Although peak shipping periods differ in some market segments, consolidated revenue and operating income have generally been lower during the first quarter.


REVISED MANAGEMENT'S DISCUSSION AND ANALYSIS

FORWARD-LOOKING STATEMENTS

This restated Management's Discussion and Analysis contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited, to the operations, anticipated financial performance, business prospects and strategies of CP Ships. Forward-looking information typically contains statements with words such as "consider," "anticipate," "believe," "expect," "plan," "intend," "likely" or similar words suggesting future outcomes or statements regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

Investors are cautioned not to place undue reliance on forward-looking information. By its nature, the forward-looking information of CP Ships involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global, political and economic and business conditions, including the length and severity of any economic slowdown in the countries and regions where CP Ships operates including seasonality, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; industry over-capacity; changes in demand for container shipping; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; difficulties in implementing a cost savings program; currency exposures and exchange rate fluctuations; fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest, all of which may be beyond CP Ships insurance coverage; compliance with security measures introduced by governmental and industry trade practice groups; and CP Ships' anticipation of an success in managing the risks arising from the fore-going. The above list of important factors affecting forward-looking information is not exhaustive. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.

                                                                  Exhibit 10.4

                  RESTATED CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE QUARTER ENDED 31ST MARCH 2004

     CP SHIPS RESTATED FIRST QUARTER 2004 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

                                                                                     Three months
                                                                                    to 31st March
Unaudited                                                                           2004          2003
US$ millions except per share amounts                                         Restated(9)   Restated(9)
--------------------------------------------------------------------------------------------------------
Revenue
    Container shipping operations                                                    814           685

Expenses
    Container shipping operations                                                    667           568
    General and administrative                                                       110            96
    Depreciation and amortization of intangible assets                                32            28
    Currency exchange gain                                                            (6)           (1)

                                                                              --------------------------
                                                                                     803           691

Operating income/(loss) before exceptional items                                      11            (6)
    Exceptional items (note 4)                                                         -           (10)

                                                                              --------------------------

Operating income/(loss)                                                               11           (16)

    Interest expense, net (note 6)                                                    (7)           (8)
    Current income tax expense                                                        (2)           (1)
    Future income tax benefit                                                          1             -

                                                                              --------------------------
Net income/(loss) available to common shareholders                                    $3          $(25)
                                                                              ==========================


Average number of common shares outstanding (millions) (note 9)                     89.9          89.8

Earnings/(loss) per common share basic (note 9)                                    $0.03       $(0.28)

Earnings/(loss) per common share diluted (note 9)                                  $0.03       $(0.28)


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Unaudited                                                                            Three months
US$ millions                                                                        to 31st March
                                                                                    2004          2003
                                                                              Restated(9)   Restated(9)
---------------------------------------------------------------------------------------------------------

Balance, beginning of period - Restated(9)                                           579           540
Transitional amount for stock-based compensation (note 2(a))                          (1)            -

                                                                              ---------------------------
Adjusted opening balance                                                             578           540

Net income/(loss) available to common shareholders                                     3           (25)
                                                                              ---------------------------
                                                                                     581           515

Dividends on common shares                                                            (4)           (4)

                                                                              ---------------------------
Balance, 31st March                                                                 $577          $511
                                                                              ===========================

(9) Restated - see note 3

See accompanying notes to consolidated financial statements



                                    13/24



CONSOLIDATED BALANCE SHEETS

                                                                     31st March
                                                                        2004               31st December
                                                                      Unaudited                 2003
US$ millions                                                         Restated(10)            Restated(10)
--------------------------------------------------------------------------------------------------------------------
Assets

Current assets
    Cash and cash equivalents                                                74                     75
    Accounts receivable                                                     460                    463
    Prepaid expenses                                                         62                     44
    Inventory                                                                21                     24
                                                                       ---------------------------------------------
                                                                            617                    606

Property, plant and equipment at cost                                     1,710                 1,706
Accumulated depreciation                                                   (499)                 (471)
                                                                       ---------------------------------------------
                                                                          1,211                 1,235


Deferred charges                                                             36                    32
Goodwill                                                                    598                   598
Other intangible assets                                                       8                     9
Future income tax assets                                                      6                     4
Other assets                                                                 20                    16

                                                                       ---------------------------------------------
                                                                         $2,496                $2,500
                                                                       =============================================


Liabilities and Shareholders' Equity

Current liabilities
    Accounts payable and accrued liabilities                                562                   564
    Long-term debt due within one year (note 7)                              19                    19
                                                                       ---------------------------------------------
                                                                            581                   583

Long-term liabilities
    Long-term debt due after one year (note 7)                              603                   632
    Future income tax liabilities                                             8                     7
                                                                       ---------------------------------------------
                                                                            611                   639

Shareholders' equity
    Common share capital                                                    686                   686
    Other equity (note 7)                                                    29                     -
    Contributed surplus                                                      10                     7
    Retained earnings                                                       577                   579
    Cumulative foreign currency translation adjustments                       2                     6
                                                                       ---------------------------------------------
                                                                          1,304                 1,278

                                                                       ---------------------------------------------
                                                                         $2,496                $2,500
                                                                       =============================================



(10) Restated - see note 3

See accompanying notes to consolidated financial statements





                                    14/24


CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                   Three months
                                                                                  to 31st March
Unaudited                                                                        2004         2003
US$ millions                                                               Restated(11)   Restated(11)
--------------------------------------------------------------------------------------------------------
Operating activities
    Net income/(loss)                                                               3            (25)
    Depreciation and amortization of intangible assets                             32             28
    Exceptional items                                                               -             10
    Future income tax benefit                                                      (1)             -
    Amortization and write-off of deferred charges                                  7              3
    Stock-based compensation                                                        2              1
    Other                                                                          (3)             1
                                                                           -----------------------------
                                                                                   40             18

    Increase in non-cash working capital                                          (14)           (35)

                                                                           -----------------------------

    Cash inflow/(outflow) from operations before exceptional item
    related payments                                                               26            (17)

    Exceptional item related payments                                              (1)            (1)

                                                                           -----------------------------
Cash inflow/(outflow) from operations                                              25            (18)

Financing activities
    Convertible notes issued                                                      200              -
    Increase in long-term debt                                                     76             64
    Repayment of long-term debt                                                  (279)            (4)
    Increase in deferred financing costs                                           (8)            (1)
    Financing costs allocated to other equity                                      (1)             -
    Common share dividends paid                                                    (4)            (4)
                                                                           -----------------------------
    Cash (outflow)/inflow from financing activities                               (16)            55

Investing activities
    Additions to property, plant and equipment                                     (9)           (84)
    Increase in deferred dry-dock costs                                            (2)            (1)
    Proceeds from disposal of property, plant and equipment                         1              1
                                                                           -------------- --------------
    Cash outflow from investing activities                                        (10)           (84)

Cash position(12)
    Decrease in cash and cash equivalents                                          (1)           (47)
    Cash and cash equivalents at beginning of period                               75            110

                                                                           -----------------------------
    Cash and cash equivalents at end of period                                    $74            $63
                                                                           =============================




(11) Restated - see note 3

(12) Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months.

See accompanying notes to consolidated financial statements





                                    15/24


SEGMENT INFORMATION

                                                                         Three months
                                                                        to 31st March
Unaudited                                                               2004           2003
US$ millions                                                     Restated(13)   Restated(13)
---------------------------------------------------------------------------------------------

Revenue
    TransAtlantic                                                        406            344
    Australasia                                                          132            117
    Latin America                                                         79             64
    Asia                                                                 170            138
    Other                                                                 27             22

                                                                 ----------------------------
                                                                        $814           $685
                                                                 ============================


Expenses
    TransAtlantic                                                        408            343
    Australasia                                                          122            111
    Latin America                                                         78             64
    Asia                                                                 171            152
    Other                                                                 24             21

                                                                 ----------------------------
                                                                        $803           $691
                                                                 ============================


Operating income/(loss)(14)
    TransAtlantic                                                         (2)             1
    Australasia                                                           10              6
    Latin America                                                          1              -
    Asia                                                                  (1)           (14)
    Other                                                                  3              1

                                                                 ----------------------------
                                                                         $11            $(6)
                                                                 =============================


(13) Restated - see note 3

(14) Before exceptional items - see note 4




                                    16/24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
US$ millions


1.  Basis of Presentation

These interim consolidated financial statements have been prepared using the accounting policies, other than those set out in Note 2 to these interim consolidated financial statements, that are consistent with the policies used in preparing the 2003 annual consolidated financial statements, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently.

The interim financial statements do not include all of the financial statement disclosures included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and therefore should be read in conjunction with the most recent annual financial statements.

The results of operations for the interim period are not necessarily indicative of the operating results for the full year due to business seasonality. Although peak shipping periods differ in some of the market segments, consolidated revenue and operating income have historically generally been lower during the first quarter.

2.  Change in Accounting Policies

(a) Stock-based Compensation

Effective 1st January 2004, the amended CICA 3870, "Stock-based Compensation and Other Stock-based Payments", requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the consolidated statement of income. Prior to 1st January 2004, the effects of the fair value method were disclosed in the notes to the consolidated financial statements and stock-based compensation relating to stock options granted to employees and directors was not recognized in the consolidated statement of income.

Under the revised accounting policy, the fair value of stock-based compensation is measured on the date of the grant and this cost is recognized over the vesting period of the options in results from operations. CP Ships has selected the retroactive application without restatement method to reflect the cumulative effect of this change determined as of 1st January 2004 at $1 million for stock options granted on or after 1st January 2002. This is reported separately in the consolidated statement of retained earnings and as an adjustment to contributed surplus. As allowed under the transitional provisions of CICA 3870, prior years' financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation.

(b) Hedging Relationships

CICA Accounting Guideline AcG 13, "Hedging Relationships", establishes new criteria for applying hedge accounting and applies to all hedging relationships in effect on or after 1st January 2004. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. When hedge accounting criteria are not met, derivative instruments accounted for as hedges prior to 1st January 2004 will no longer continue to be accounted for as hedges and their recorded amounts will be adjusted from their carrying value to their fair value.




                                    17/24

Unaudited
US$ millions


2.  Change in Accounting Policies (continued)

Effective 1st January 2004, it has been determined that certain derivative instruments, including the interest rate swap agreements, would no longer be able to qualify as hedges for accounting purposes. As a result, the carrying value of these instruments of nil was adjusted to the fair value, a loss of $0.3 million, on 1st January 2004. The corresponding adjustment of $0.3 million has been deferred and will be amortized into the consolidated statement of income over the remaining term of the underlying debt instruments. Going forward, the carrying value of these instruments will be adjusted to the fair value with the related adjustment being charged to the consolidated statement of income.

3.  Restatements

In May 2004, the company identified and reported a revision to the previously reported results for 2003 to reflect an increase in container shipping costs and a corresponding reduction in operating income and net income of $8 million. The balance sheet as at 31st December 2003 was revised to increase accounts payable and accrued liabilities by $8 million with a corresponding reduction in retained earnings. As a result of further investigation, an additional adjustment of $1 million was identified and the company has determined that $7 million related to 2002.

Additional adjustments to previously reported results have been identified. Accordingly, the annual financial statements for 2002 and 2003 along with the applicable interim financial statements for 2003 and the first quarter 2004 have been restated.

In the tables below the amounts as previously reported for the three months ended 31st March 2003 are referring to the amounts as originally reported on 23rd April 2003 and for the three months ended 31st March 2004 are referring to the amounts as originally reported on 11th May 2004.

(a) Impact of restatement on consolidated statements of income

The impact of the restatements on net income for the three months ended 31st March 2003 and 2004 are as follows:


                                                                             3 months to         3 months to 31st
US$ millions                                                               31st March 2003          March 2004
---------------------------------------------------------------------------------------------------------------------
Net (loss)/income - as previously reported                                       (21)                    8

Adjustments:
-----------
Revenue
Container shipping operations (i)                                                (1)                    (1)

Expenses
Container shipping operations (ii)                                               (3)                    (4)
                                                                         --------------------------------------------

Total adjustments                                                                (4)                    (5)
                                                                         --------------------------------------------

Net (loss)/income - as restated                                                  (25)                    3
                                                                         --------------------------------------------




                                    18/24

Unaudited
US$ millions


3.       Restatements (continued)

         (i) Adjustment required to eliminate revenue-related balances that should not have been recorded. These include adjustments to eliminate intercompany items previously not eliminated on consolidation and included within accounts receivable and other miscellaneous revenue-related balances which should not have been recognised as revenues and accounts receivable.

          (ii) Adjustment to correct the level of accruals established for container shipping costs. These underaccruals resulted from issues that affected certain of the processes and controls required to make and maintain reasonable estimates of accruals.

None of the adjustments reflected above are affected by income taxes and therefore no restatement of the company's previously reported provisions for income taxes is required.

(b) Impact of restatement on consolidated statements of retained earnings


                                                                                  31st December
US$ millions                                                  31st March 2003         2003           31st March 2004
------------------------------------------------------------------------------------------------------------------------
Retained earnings - as previously reported                          522                615               610*

Adjustments                                                        (11)**              (36)              (33)*
                                                             -----------------------------------------------------------

Retained earnings - as restated                                     511                579               577
                                                             ============================================================


As at 31st December 2003, accounts receivable have decreased by $6 million and accounts payable and accrued liabilities have increased by $30 million.

As at 31st March 2004, accounts receivable have decreased by $7 million and accounts payable and accrued liabilities have increased by $26 million.

* The cumulative effect of all restatements to prior periods is $41 million. $8 million was reported as a restatement on 11th May 2004 and was already included in the retained earnings as reported at 31st March 2004. Consequently the net adjustment to retained earnings at 31st March 2004 is $33 million.

** Of the $11 million adjustment as at 31st March 2003, $7 million relates to 2002.

(c) Impact of restatement on segmented reporting

The impact of the restatement on operating income by segment for the three months ended 31st March 2003 and 2004 is as follows:




                                    19/24



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited
US$ millions


3.  Restatements (continued)


First Quarter 2003
------------------

                                 Trans                        Latin
US$ millions                   Atlantic      Australasia     America          Asia           Other           Total
------------------------------------------------------------------------------------------------------------------------
Operating income /
(loss) before
exceptional items
as previously reported
                                  4               6              -             (13)             1              (2)

Restatement                      (3)              -              -              (1)             -              (4)
                            --------------------------------------------------------------------------------------------

Restated operating
income/(loss) before
exceptional items                 1               6              -             (14)             1              (6)
                            --------------------------------------------------------------------------------------------



First Quarter 2004
------------------
                                Trans                          Latin
US$ millions                  Atlantic       Australasia      America         Asia            Other           Total
------------------------------------------------------------------------------------------------------------------------

Operating income as
previously reported               1              10              2               -              3              16

Restatement                      (3)              -             (1)             (1)             -              (5)
                            --------------------------------------------------------------------------------------------

Restated operating
(loss)/income                    (2)             10              1              (1)             3              11
                            --------------------------------------------------------------------------------------------


4.  Exceptional Items

In 2003, the exceptional charge of $10 million arose from organizational restructuring in Europe and mainly comprised consolidation of the UK management activities of Canada Maritime, Cast and Contship Containerlines resulting in the closure of certain UK offices. The charges included staff related costs of $7 million and expenses relating to redundant office leases of $3 million. This restructuring was substantially complete at 31st December 2003. At 31st March 2004, $2 million remains to be spent for redundant office leases to 2008.

5.  Acquisition Restructuring Provisions

In 2002 CP Ships acquired Italia di Navigazione S.p.A.. Included in the net assets acquired was a $9 million provision to terminate contracts and restructure the organization, of which $7 million had been utilized as at 31st March 2004.


                                    20/24


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited
US$ millions


6.  Interest expense (net)

                                                                         Three months to 31st March
US$ millions                                                               2004                  2003
--------------------------------------------------------------------------------------------------------------------
Interest expense                                                             8                       9
Interest income                                                              -                      (1)
Financial instrument fair value adjustment                                  (5)                      -
Write-off of deferred financing charges                                      4                       -
                                                                       ---------------------------------------------

Interest expense (net)                                                     $ 7                     $ 8
                                                                       =============================================

For the three months ended 31st March 2004, the benefit of $5 million resulted from the fair valuing of interest rate swap agreements that do not qualify for hedge accounting under AcG-13. The write-off of deferred financing costs of $4 million related to the financing costs previously deferred in respect of revolving credit facilities which were terminated in the period.

7.  Long-Term Debt

                                                                       31st March           31st December
US$ millions                                                                2004                    2003
--------------------------------------------------------------------------------------------------------------------

Bank loans                                                                  75                     275
4% convertible senior subordinated notes                                   170                      -
Ten-year senior notes                                                      196                     196
Long-term loans                                                             35                      37
                                                                       ---------------------------------------------
                                                                           476                     508

Capital leases                                                             146                     143
                                                                       ---------------------------------------------
                                                                           622                     651

Amounts due within one year                                                (19)                    (19)
                                                                       ---------------------------------------------

Amounts due after one year                                               $ 603                   $ 632
                                                                       ==============================================

Bank loans represent a $525 million five-year multi-currency revolving credit facility secured by certain owned ships. This facility replaced the $175 million and $350 million revolving credit facilities in place at 31st December 2003. Of the facility, $75 million was drawn at 31st March 2004 and the remaining $450 million was available to be drawn subject to covenants.
The facility is committed until March 2009 and bears interest at a margin, which depends on the corporate credit rating, over
US$ LIBOR. As at 31st March the applicable margin was 1.10%. In the event that more than 50% of the facility is drawn the applicable margin is increased by 0.15%. A commitment fee of 40% of the applicable margin is payable on the undrawn portion of the facility.




                                    21/24

Unaudited
US$ millions


7.  Long-Term Debt (continued)

On 24th February 2004, CP Ships issued $200 million of convertible senior subordinated notes ("convertible notes"). The net proceeds after deducting offering expenses and underwriters' commission were $193 million. The convertible notes have been allocated between debt and equity elements which are classified separately in the balance sheet. The debt element was calculated by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated conversion feature. At issuance, $170 million was recorded as long-term debt with the balance, net of allocated fees, recorded in other equity. The long-term debt amount will increase to the principal amount of the convertible notes over the five year, four month period to the first conversion date. The convertible notes mature on 30th June 2024 and bear interest of 4.0% per annum. Interest on the convertible notes is payable semi-annually in arrears on 30th June and 30th December of each year. The convertible notes are convertible into common shares under certain specified conditions at an initial conversion price of US$ 25.22 per share. The conversion price is subject to adjustment under certain circumstances. CP Ships may call the convertible notes in exchange for cash any time after 3rd July 2009 for a price equal to 100% of the principal amount of the convertible notes plus accrued and unpaid interest. The notes may also be converted: i) during any fiscal quarter where the closing share price exceeds 120% of the conversion price for 20 trading days out of the last 30 trading day period ending on the last trading day of the preceding fiscal quarter, or ii) during a five trading day period following any five consecutive trading day period in which the trading price for each note on each day of that period was less than 98% of the product of the closing price of CP Ships common shares and the conversion rate for such date, or iii) where the company has called the notes for redemption, or iv) if certain specified corporate transactions occur. Holders may put the convertible notes to CP Ships in exchange for cash on 30th June 2009, 30th June 2014 and 30th June 2019.

In certain circumstances prior to 30th June 2009, including following the occurrence of a change of control or an event which would result in CP Ships common shares being no longer listed for trading on either the Toronto or New York stock exchanges, CP Ships would be required to make an offer to purchase all of the outstanding notes at a price equal to 100% of the principal amount plus accrued interest. The note holders have 30 days to accept any such offer.

8.  Stock-Based Compensation

In March 2004, senior employees were granted 185,411 restricted shares vesting on 1st December 2006, contingent on the achievement by the company of certain performance. No stock options have been granted in 2004.

Effective 1st January 2004, in accordance with CICA 3870, "Stock-based Compensation and Other Stock-based Payments", CP Ships applies the fair value method of accounting for stock-based compensation awards granted to employees and directors after 1st January 2002. Stock options granted prior to 1st January 2002 are excluded from the fair value assessment. The Black-Scholes option pricing model was used to assess the fair value of stock options granted during the three months ended 31st March 2003 with the following assumptions:

             Dividend yield                                    1.4%
             Volatility                                       30.0%
             Risk-free interest rate                           4.5%
             Expected life (years)                              5

There was no material impact on reported net income available to common shareholders or earnings per common share for the three months ended 31st March 2003 as a result of stock options granted (see note 2(a) for impact of revised stock-based compensation accounting policy).




                                    22/24

Unaudited
US$ millions

8.  Stock-Based Compensation (continued)

Stock-based compensation expense of $2.3 million was recognized for the three months ended 31st March 2004 ($1.4 million for the three months ended 31st March 2003 relating to only restricted share awards).

9.  Earnings per Share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential dilution that could occur if dilutive stock options and non-vested restricted shares were exercised using the treasury stock method, and shares issuable on conversion of convertible notes were issued using the `if converted method'. A reconciliation of the weighted average number of common shares used to calculate basic and diluted earnings per common share is as follows:

STOP
                                                                                                   Three months
(millions of shares)                                                                              to 31st March
                                                                                                  2004          2003
-----------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares used in calculating
basic earnings per share                                                                          89.9          89.8
                                                                                            ---------------------------

Effect of dilutive securities - stock options                                                      1.3           -
                              - unvested restricted shares                                         1.8           -
                                                                                            ---------------------------

Weighted average number of common shares used in calculating
diluted earnings per share                                                                        93.0          89.8
                                                                                            ============================


For the three month period ended 31st March 2004, the convertible notes, which were convertible into 7.9 million common shares, were not included in the computation of diluted earnings per common share because the contingent conversion conditions have not been met during the period. Stock options and unvested restricted shares have been excluded for the three months ended 31st March 2003 as they would be anti-dilutive.

10.   Subsequent Events

Subsequent to 31st March 2004, CP Ships made a small acquisition - Montreal-based ROE Logistics.

CP Ships is aware that certain security holder class action lawsuits have been filed against the company and certain directors in New York, California and Florida. Press releases issued by the plaintiffs in those lawsuits make reference to the company's press release of 9th August 2004 that it intends to restate previously reported financial results. CP Ships and the named directors intend to vigorously defend such lawsuits. The outcome and amount of these claims are not yet determinable and accordingly, no provision has been made in these financial statements with respect to these matters.

                                     -ends-

Forward Looking Statements: Except for historical information, the statements made in this quarterly report constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with Canadian Securities Commissions, The Toronto



                                     23/24

Stock Exchange, the US Securities and Exchange Commission and the New York Stock Exchange, which are incorporated by reference.


About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 34 services in 21 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 76 ships and 421,000 teu in containers. Its annual volume is 2.2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.









                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660




                                    24/24

                                                                  Exhibit 10.5

                 REVISED MANAGEMENT'S DISCUSSION AND ANALYSIS
                     FOR THE QUARTER ENDED 31ST MARCH 2004

CP SHIPS              REGIONAL FOCUS  o GLOBAL SCALE

3rd September 2004


    CP SHIPS REVISED FIRST QUARTER 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

    (Please see definitions of non-GAAP terms at the end of this Management's
                            Discussion and Analysis)


On 16th August 2004, CP Ships Limited announced its second quarter 2004 results and the restatement of its results for the years 2002 and 2003 and the first quarter 2004. As a consequence of the restatements, CP Ships Limited has also revised its first quarter 2004 Management's Discussion and Analysis and financial statements, as below. These include restated unaudited first quarter 2004 operating income of US $11 million, compared with a restated $6 million loss before exceptional items in first quarter 2003. Restated basic earnings per share was $0.03 compared with a restated basic loss per share of $0.17 before exceptional items in first quarter 2003. Restated net income available to common shareholders was $3 million, compared to a restated net loss of $25 million in first quarter 2003.

Volume at 562,000 teu was up 9% from first quarter 2003 only just below the fourth quarter 2003's record volume. Average freight rates(1) were 8% higher from same quarter last year although down 2% from fourth quarter 2003. Restated EBITDA(2) at $43 million was nearly double the restated $22 million recorded in first quarter 2003.

In March, a new service was started between Asia and Vancouver/Oakland, complementing the existing Asia-Vancouver service in our expanding Asia-Americas trade lane. There was no material impact on first quarter earnings from rail congestion in Western Canada and the now resolved tugboat labour dispute.

At the beginning of April, the acquisition of Montreal-based ROE Logistics, a specialist in freight forwarding, customs brokerage, logistics, warehousing and distribution services, was completed. This acquisition is part of a plan to selectively develop value-added logistics services to build on strong positions in core regional markets as a natural extension of door-to-door intermodal services.

Cost per teu(3) for the first quarter was up by 8% compared to same quarter 2003 due mainly to the adverse impact of the weaker US$, estimated at $36 million before hedging. Currency exchange rates had a positive impact on revenue of $17 million. The adverse impact of higher ship charter costs was about $10 million. Other operational costs, mainly inland transport and terminal handling, were also higher. Fuel costs were down $5 million in the quarter mainly due to lower prices.

Charter renewals for 24 ships at more expensive rates during 2004 are estimated to have a $35 million adverse impact on full year 2004 operating income. This is in addition to the estimated incremental cost of $17 million in 2004 for 26 charter renewals last year.





                                      1/24

The 2004 cost reduction program is expected to deliver $35 million of annualized savings, most of which is expected to contribute to the 2004 result.

During the quarter, we added to our investment capacity by raising $200 million through the issue of 4% convertible notes. We also replaced our two secured revolving credit facilities totalling $525 million with a new five-year revolving credit facility for the same amount on more flexible terms.

The ship fleet decreased from 80 on 31st December 2003 to 76 ships on 31st March 2004 due mainly to the restructuring of services to offset the adverse impact of higher ship charter costs.

REVIEW OF OPERATIONS

TransAtlantic Market

First quarter restated operating loss of $2 million was down $3 million from restated operating income of $1 million in first quarter 2003 with stronger volume and higher freight rates offset by higher operating costs. Volume was up 9% from first quarter 2003 with moderate import growth into North America and strong growth in exports. Freight rates, although 11% higher than first quarter 2003, were down 3% from fourth quarter due mainly to higher volume of lower margin North American export cargo.

Australasian Market

Despite some adverse impact from higher operational costs, operating income at $10 million was up from $6 million in first quarter last year mainly due to higher average freight rates which were up 18% from same period last year and 6% from fourth quarter.

Latin American Market

Restated operating income was $1 million versus breakeven in the first quarter last year. Volume was up 10% with both stronger imports and exports. Average freight rates were flat with fourth quarter and 2% down from first quarter 2003.

Asian Market

Underlying volume excluding Asia-Europe was up nearly 50% over first quarter 2003, with both imports and exports showing continued strength. Average freight rates, although 3% higher than first quarter last year, were 5% lower than fourth quarter 2003, due mainly to the effect of seasonally weaker export freight rates from Asia. Restated operating loss was $1 million in first quarter 2004 compared with a restated operating loss of $14 million in the same quarter 2003. This was due to much improved performance in the Asia-Americas trade lane and the positive impact of withdrawal from the Asia-Europe trade in April 2003. These were partly offset by losses in the India trades, although market conditions have improved.

Other Activities

Operating income for first quarter at $3 million increased by $2 million compared to the same period in 2003 with improved results for both Montreal Gateway Terminals and the North America-South Africa service.



                                      2/24

Other Consolidated Income Statement Items

Current income tax expense at $2 million was $1 million higher than first quarter 2003.

Net interest expense was $7 million compared to $8 million in first quarter 2003 and includes a $4 million charge to write-off unamortized fees and other costs relating to the old revolving credit facilities which were cancelled and replaced during the quarter, offset by a $5 million benefit from fair valuing interest rate swap agreements which do not qualify for hedge accounting under new accounting rules from 1st January 2004.

LIQUIDITY AND CAPITAL RESOURCES

Cash inflow from operations before exceptional item related payments was $26 million in first quarter compared to a $17 million cash outflow in the same period 2003 due to stronger operating results before depreciation and an improvement of $21 million in non-cash working capital.

Capital expenditure at $9 million was mainly investment in ship equipment and information systems. Outstanding capital commitments at $3 million at 31st March 2004 were up from $2 million at 31st December 2003.

During the quarter, we strengthened our liquidity by issuing $200 million of 4% convertible senior subordinated notes due in 2024 and by replacing the two existing secured revolving credit facilities with a new five-year $525 million multi-currency revolving credit facility.

Proceeds from the convertible notes issue were used to reduce borrowings under the old revolving credit facilities. Holders of the convertible notes have the option under certain specified conditions (see note 7 to the notes to the interim consolidated financial statements) to convert them into common shares at an initial conversion price of approximately $25.22 per share. Holders also have the right to put the notes to CP Ships in exchange for cash at par on 30th June 2009, 30th June 2014 and 30th June 2019. CP Ships can call the notes at par at any time after 3rd July 2009. No sinking fund has been established for the redemption of the notes.

The new $525 million revolving credit facility is available for general corporate purposes including capital expenditure and acquisitions. It is secured on 25 ships with a net book value at 31st March 2004 of $772 million and is currently priced at LIBOR+1.10% with a commitment fee of 40% of the margin payable on the undrawn portion. The margin increases by 0.15% if the facility is more than 50% drawn. The margin will also change in the event that the corporate credit rating from Standard and Poor's or the senior implied rating from Moody's Investor Services changes. Availability of the facility is linked to the market values of the ships pledged as security which are revalued annually. At 31st March 2004, $75 million was borrowed under the facility and sufficient collateral was available to draw the remaining $450 million. The facility, which contains a number of cross default provisions and financial and operational covenants, customary for these types of facilities, requires minimum levels of liquidity and tangible net worth and limits incremental debt.




                                      3/24

Long-term debt was $622 million at 31st March 2004, down from $651 million at 31st December 2003 due to repayment of borrowings out of operating cash flow and proceeds from the issuance of the convertible notes, of which $29 million was classified as other equity. Cash and cash equivalents was $74 million at 31st March 2004 compared to $75 million at 31st December 2003.

At 31st March 2004, CP Ships was in compliance with its covenants and had no dividend or debt arrears after taking into account the restatement. It expects to remain in compliance throughout 2004 based on current projections, including after taking into account the restatement.


Shareholders' Equity

Restated shareholders' equity increased to $1,304 million at 31st March 2004 from restated $1,278 million at 31st December 2003 from the $29 million of the convertible notes issuance recorded as other equity and increases in contributed surplus for stock-based compensation, offset by a small reduction in retained earnings for the quarter and cumulative adjustments on foreign currency translation.

At 7th May 2004, there were 89,912,780 common shares outstanding.


FINANCIAL INSTRUMENTS

Foreign Currency Exchange Risk Management

CP Ships' revenue is denominated primarily in US$, but it is exposed to foreign currency exchange risk through local operating costs. The most significant are the Euro, Canadian $, Mexican Peso, and GB Pound. To manage this risk, various financial instruments are used including forward contracts, currency swaps and put and call options.


During first quarter, about 50% of the Euro and 60% of the Canadian $ exposure were hedged resulting in a loss of $1 million compared to nil impact from hedges in the same period last year. Subsequent to the quarter end, additional hedges were put in place such that approximately 75% of the Euro, 85% of the Canadian $ and 45% of the GB Pound anticipated exposures for the remainder of 2004 are hedged using a combination of forward contracts and put and call options. In addition, 25% of the anticipated exposure for each of these currencies was hedged for the first quarter 2005.

The hedges for the Canadian $, Euro and GB Pound in place at 30th April 2004 have the following ranges:


                                                                                 Hedge range
                                                         Remainder of 2004                                2005
                                             ------------------------------------------ ------------------------------------------
           Canadian $                                       1.29 - 1.39                                1.28 - 1.38
           Euro                                             1.22 - 1.24                                1.18 - 1.25
           GB Pound                                         1.74 - 1.79                                1.71 - 1.77


The estimated impact before hedging of a 1% decrease in the US$ exchange rate against the Euro, Canadian $, Mexican Peso, and GB Pound combined would be to decrease annual operating income by $5 million; a 1% increase in the US$ exchange rate would increase operating income by $5 million.


                                      4/24

Interest Rate Risk Management

At 31st March 2004, taking account of fixed to floating rate swaps on the ten-year senior notes, $394 million or 63% of debt was at floating rates linked to US$ LIBOR. The average margin on the floating debt was 3.4%. The remaining borrowings were fixed at an average rate of 4.9%.


Net of cash and cash equivalents, and ignoring the impact of changes in the fair value of the fixed to floating interest rate swaps on the senior notes, the estimated effect of a 1% increase in US$ LIBOR would be to decrease annual net income by $3 million.

Fuel Price Risk Management

During first quarter 0.38 million tonnes of bunker fuel were consumed at an average price of $161 per tonne compared to 0.39 million tonnes at $170 per tonne in same period 2003.

To manage up to 50% of our anticipated exposure to movements in the price of bunker fuel, a range of instruments is used including swaps and put and call options. During first quarter 2004, a hedging loss of $2 million was incurred due to spot prices being lower than contract prices under the hedging arrangements. At 31st March 2004, approximately 10% of anticipated bunker fuel purchases had been hedged against the Rotterdam 3.5% Barges Index for the rest of 2004, at an average price of $137 per tonne, before delivery costs.

The estimated impact on annual operating income based on 2003 fuel purchases before hedging of a 5% movement in CP Ships first quarter 2004 average bunker fuel price would be $13 million, although a large part of any price increase is recovered through fuel surcharges.

OFF-BALANCE SHEET ARRANGEMENTS

No off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, derivative instruments and variable interest entities, were entered into during the quarter which have, or are reasonably likely to have, a current or future material effect on financial results.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies are discussed in CP Ships' revised Management's Discussion and Analysis for the year ended 31st December 2003 . The preparation of our interim consolidated financial statements in accordance with Canadian generally accepted accounting principles requires judgement and the use of estimates that affect the reported amounts. A substantial proportion of CP Ships' container shipping operations costs such as for inland transport and empty container positioning has to be estimated for each period and is included in the period end balance sheet as accruals. Actual results could differ from those estimates.


                                      5/24

CHANGE IN ACCOUNTING POLICIES

Stock-based Compensation (note 2(a) of the restated interim consolidated financial statements) Effective 1st January 2004, the amended CICA 3870, "Stock-based Compensation and Other Stock-based Payments", requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the consolidated statement of income. Prior to 1st January 2004, the effects of the fair value method were disclosed in the notes to the consolidated financial statements and stock-based compensation granted to employees and directors was not recognized as an expense in the consolidated statement of income.

Under the revised accounting policy, the fair value of stock-based compensation is measured on the date of the grant and this cost is recognized over the vesting period of the options in results from operations. CP Ships has selected the retroactive application without restatement method to reflect the cumulative effect of this change as of 1st January 2004 of $1 million for stock options granted on or after 1st January 2002. This is reported separately in the consolidated statement of retained earnings and as an adjustment to contributed surplus. As allowed under the transitional provisions of CICA 3870, prior year financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation.

Hedging Relationships (note 2(b) of the restated interim consolidated financial statements) CICA Accounting Guideline AcG 13, "Hedging Relationships", establishes new criteria for applying hedge accounting which apply to all hedging relationships in effect on or after 1st January 2004. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. When hedge accounting criteria are not met, derivative instruments accounted for as hedges prior to 1st January 2004 will no longer continue to be accounted for as hedges and their recorded amounts will be adjusted from their carrying value to their fair value.

Effective 1st January 2004, it has been determined that certain derivative instruments, including the interest rate swap agreements, would no longer qualify as hedges for accounting purposes. As a result, the carrying value of these instruments has been included as at 1st January 2004 at fair value, a loss of $0.3 million as compared with book value, on 1st January 2004. The corresponding adjustment of $0.3 million has been deferred and will be amortized into the statement of income over the remaining term of the underlying debt instruments. Going forward, the carrying value of these instruments will be adjusted to the fair value with the related adjustment being charged to the consolidated statement of income.

At 31st March 2004, fair valuing the interest rate swap agreements resulted in an asset of $5 million.

RESTATEMENT

CP Ships operates an international container shipping business with an annual volume of over two million teu and another one million teu of empty container movements. Each full movement involves the transport of cargo from an origin point in one country to a destination point in another country. There are several components of cost to each



                                     6/24
movement of a container, whether full or empty, such as inland transportation on truck, train or barge and handling and storage of containers at ports and inland depots.

The company therefore has to account for many millions of individual cost components. Some of these costs are certain at the time the movement occurs, others have to be estimated. In addition, there are often late changes both in customers' requirements and in our operations such as voyages being rescheduled. Estimates for costs are based on the detailed steps of a particular move and our knowledge of current or recent vendor costs. Our vendors are located in many countries around the world and there is normally a lag in receiving actual cost information, in some cases up to several months.

A number of factors have recently come to light that arose during 2003 and continued into 2004 that caused us to understate our cost estimates.

CP Ships introduced a new SAP financial accounting system in the majority of the business with effect from 1st January 2004. The preparations for the implementation of SAP started in late 2002 and continued throughout 2003. The implementation itself spanned the first quarter 2004. The demands on the finance and related business functions increased significantly during this period and certain of the processes and controls required to make reasonable estimates of accruals were affected as a result. For example, there were delays in the transfer of cost related information between the operations and finance functions such that cost estimates were not updated sufficiently quickly. There were also delays in processing actual cost data.

These control issues occurred at a time when the pattern of our trading was changing with the commencement of new services, leading to a different cost profile. It was also a time of higher than normal cost increases, such as fuel surcharges from truckers, exacerbated by a weakening US$ which increased our non US$ costs.

As a result monthly adjustments to cost accruals routinely made by management were not sufficient to cover eventual costs. The cost underaccrual was most significant in fourth quarter 2003 and continued into the first quarter 2004. This was not identified in part because of the above control issues but also as a result of the SAP transition.

The total amount of underaccruals relating to 2003 was $20 million. The amount relating to first quarter 2004 was $4 million.

In addition to the underaccruals referred to above, the company has made other adjustments reducing net income in prior periods. The need for these adjustments has been identified both as a result of the implementation of SAP and through improved reconciliation procedures of account balances. These adjustments are discussed below.

SAP has improved controls over transactions and balances, particularly between CP Ships group companies. These improvements have identified that balances totalling $8 million should not have been retained on the group's balance sheet and these have therefore been charged to income. Of this amount $3 million originated from intercompany



                                     7/24
revenue recharged between group companies, all for 2003. In addition, other balances totalling $4 million for 2003 and $1 million for first quarter 2004 have been charged to income.

The original $8 million reduction to 2003 net income, which was announced on 11th May 2004 in the first quarter 2004 report, also resulted from control issues over intercompany balances which caused the reduction of accruals for certain container shipping costs. Following extensive investigation, this adjustment has been increased slightly to $9 million and the period affected has been revised such that $7 million affects 2002, rather than 2003 as originally announced, and $2 million affects 2003.

First quarter 2004 net income has been revised downward by $5 million from the $8 million originally reported to $3 million. Of the adjustment, $4 million is the underaccrual of container shipping costs and $1 million is reduction in revenue.

The total reduction in net income for 2003 is $29 million of which $20 million is the underaccrual of container shipping costs; $7 million is intercompany and other balances which cannot be supported and which mainly reduce revenue; and $2 million is the inadvertent reversal of cost accruals being the remaining effect on 2003 of the original $8 million revision. Restated net income for 2003 is $53 million compared to $82 million originally reported.

Net income for 2002 is reduced by $7 million relating to the understatement of container shipping costs. Net income for 2002 has therefore been revised downward from $52 million as originally reported to $45 million.

There is no tax effect related to these adjustments.

The balance sheet at 31st December 2003, included as a comparison in this report, has been restated to reduce retained earnings by $36 million, from $615 million originally reported before the restatement announced on 11th May 2004 to $579 million representing the cumulative effect of the 2003 and 2002 profit restatements with corresponding effects on accounts receivable and accounts payable, as disclosed in note 3 to the attached interim financial statements.

The cash flow statements have been modified to reflect the changes in the balance sheet. There is no change in the cash position as reported at the start or end of the relevant periods affected by the restatement of results for 2002, 2003 and first quarter 2004.

Note 3 to the attached interim financial statements includes further details on the effect of these restatements on the interim consolidated statements of income for the three month periods ended 31st March 2004 and 2003 and on the balance sheets at the relevant dates.

We have so far deployed common operational systems and SAP financial accounting systems in five of our seven brands and we presently anticipate completing the remaining implementation during early 2005, after which all brands will be on one operational system and one financial system. We do not anticipate any significant transition



                                     8/24
issues at the two remaining brands, one of which is already on an earlier version of the SAP financial accounting system.

The implementation of SAP is a major step forward in financial control. We have also taken a number of corrective measures to improve the controls in accounting and business processes, in particular those involving the recording and monitoring of accruals for costs and the review and reconciliation of balances. We will further review the quality of controls in these areas and are also strengthening the finance organization.

LITIGATION

CP Ships is aware that certain security holder class action lawsuits have been filed against the company and certain directors in New York, California and Florida. Press releases issued by the plaintiffs in those lawsuits make reference to the company's press release of 9th August 2004 that it intends to restate previously reported financial results. CP Ships and the named directors intend to vigorously defend such lawsuits.


DIVIDEND

The Board of Directors declared a dividend for the first quarter 2004 of $0.04 per common share, paid on 4th June 2004 to shareholders of record on 20th May 2004.

ADDITIONAL INFORMATION

Additional information may be found on SEDAR at www.sedar.com or on the CP Ships corporate website, www.cpships.com.


DEFINITIONS

(1) Overall average freight rate for CP Ships is total revenue less inland, slot charter and other revenue divided by volume in teu. Average freight rate for each market segment is the simple average of the average freight rates for each leg, e.g. Westbound and Eastbound. Historically, average freight rate per teu is proportionally about two-thirds of average revenue per teu (total revenue divided by volume in teu). However, this ratio may change from one quarter to another depending on a number of factors including the volume of inland transport services, the mix of inland origins and destinations, the quantity of slot charter revenue and other factors. Average freight rate, which we consider to be a meaningful indicator of the unit price for ocean transportation services, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(2) EBITDA is earnings before interest, tax, depreciation, amortization, exceptional items and minority interests and equals operating income before exceptional items plus depreciation and amortization. EBITDA, which we consider to be a meaningful measure of operating performance, particularly the ability to generate cash, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.





                                    9/24

(3) Cost per teu is total costs divided by volume in teu. Total costs comprise total expenses before currency exchange gains or losses other than from hedging, diminution in value of property, plant and equipment and gains or losses on disposal of property, plant and equipment, after deducting slot charter revenue. Cost per teu, which we consider to be a meaningful measure of the effectiveness with which costs are being managed, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.



                                    10/24



QUARTERLY RESULTS 2004, 2003 and 2002

 Unaudited                                    Q1       Q4        Q3        Q2        Q1        Q4        Q3       Q2        Q1
 US$ millions except volume               2004(4)  2003(4)   2003(4)   2003(4)   2003(4)   2002(4)   2002(4)  2002(4)   2002(4)
---------------------------------------------------------------------------------------------------------------------------------
 Volume (teu 000s)
         TransAtlantic                       294      301       287       305       270       284       277      256       222
         Australasia                          74       78        79        73        74        87        84       86        77
         Latin America                        58       63        63        60        53        55        48       38        33
         Asia                                126      119       114       111       109       113       106      110        95
         Other                                10        8        11         9         8        11         9        8         9
---------------------------------------------------------------------------------------------------------------------------------
                                             562      569       554       558       514       550       524      498       436
---------------------------------------------------------------------------------------------------------------------------------


 Revenue
         TransAtlantic                       406      428       400       401       344       371       349      320       288
         Australasia                         132      136       133       129       117       143       132      136       120
         Latin America                        79       80        78        75        64        71        63       54        50
         Asia                                170      167       172       158       138       145       137      123       103
         Other                                27       27        33        28        22        24        23       18        17
                                          ---------------------------------------------------------------------------------------
                                             814      838       816       791       685       754       704      651       578
                                          ---------------------------------------------------------------------------------------

                                          ---------------------------------------------------------------------------------------
 As originally reported                      815      841       817       792       686       754       704      651       578
---------------------------------------------------------------------------------------------------------------------------------


 Expenses
         TransAtlantic                       408      397       387       381       343       351       333      307       281
         Australasia                         122      131       126       123       111       130       121      130       123
         Latin America                        78       76        74        72        64        69        58       46        44
         Asia                                171      175       164       156       152       151       142      134       122
         Other                                24       23        27        25        21        21        18       15        15
                                          ---------------------------------------------------------------------------------------
                                             803      802       778       757       691       722       672      632       585
                                          ---------------------------------------------------------------------------------------

                                          ---------------------------------------------------------------------------------------
 As originally reported                      799      792       773       752       688       720       670      630       584
---------------------------------------------------------------------------------------------------------------------------------


 Operating income/(loss)(5)
         TransAtlantic                        (2)      31        13        20         1        20        16       13         7
         Australasia                          10        5         7         6         6        13        11        6        (3)
         Latin America                         1        4         4         3         0         2         5        8         6
         Asia                                 (1)      (8)        8         2       (14)       (6)       (5)     (11)      (19)
         Other                                 3        4         6         3         1         3         5        3         2
                                          ---------------------------------------------------------------------------------------
                                              11       36        38        34        (6)       32        32       19        (7)
                                          ---------------------------------------------------------------------------------------

                                          ---------------------------------------------------------------------------------------
 As originally reported                       16       49        44        40        (2)       34        34       21        (6)
---------------------------------------------------------------------------------------------------------------------------------



 Analysis of expenses
    Container shipping operations            667      668       630       621       568       598       560      522       475
    General and administrative               110      107       113       108        96       101        89       88        89
    Depreciation and amortization             32       33        29        29        28        30        23       20        20
    Other                                     (6)      (6)        6        (1)       (1)       (7)        0        2         1
---------------------------------------------------------------------------------------------------------------------------------
                                             803      802       778       757       691       722       672      632       585
---------------------------------------------------------------------------------------------------------------------------------


(4) Restated - see explanation of restatement provided in the notes to the restated consolidated financial statements.

(5) Before exceptional items, which include a charge of $10 million in Q1 2003 and a credit of $2 million in Q4 2002.




                                    11/24


OPERATING DATA

Unaudited

 EBITDA                                       Q1        Q4        Q3       Q2        Q1        Q4       Q3        Q2        Q1
 US$ millions                             2004(6)   2003(6)   2003(6)  2003(6)   2003(6)   2002(6)  2002(6)   2002(6)   2002(6)
---------------------------------------------------------------------------------------------------------------------------------

                                              43        69        67       63        22        62       55        39        13



 Quarterly freight rate changes               Q1        Q4        Q3       Q2        Q1        Q4       Q3        Q2        Q1
 Percentage change(7)                       2004      2003      2003     2003      2003      2002     2002      2002      2002
---------------------------------------------------------------------------------------------------------------------------------

 TransAtlantic                                (3)        3         5        5        (1)        6       (1)       (6)       (6)
 Australasia                                   6         6         2        3         3         2        2         0        (3)
 Latin America                                 0         3        (6)       1        (3)       (4)      (1)       (4)       (4)
 Asia                                         (5)       (8)        7        9        (5)        0       10         2       (10)

---------------------------------------------------------------------------------------------------------------------------------
                                              (2)       (1)        7        5        (2)        1        3        (2)       (7)
---------------------------------------------------------------------------------------------------------------------------------


 Operating lease rentals                      Q1        Q4        Q3       Q2        Q1        Q4       Q3        Q2        Q1
 US$ millions                               2004      2003      2003     2003      2003      2002     2002      2002      2002
---------------------------------------------------------------------------------------------------------------------------------

 Ships                                        49        49        44       44        40        57       52        49        52
 Containers                                   38        37        39       39        38        36       34        31        30
 Other                                         8         7        10        8         7         9        6         6         6

---------------------------------------------------------------------------------------------------------------------------------
                                              95        93        93       91        85       102       92        86        88
---------------------------------------------------------------------------------------------------------------------------------




 EARNINGS COVERAGE(8)                         Q1
 Ratio                                    2004(6)
---------------------------------------------------

                                             3.1


Ships
----------------------------------------------------------------------------------------------------------------------------------
 Number of ships employed at 31st March 2004                                          76


Containers
------------------------------------------------------------------------------------------------------------------
 Fleet in teu at 31st March 2004                                                 421,000



(6) Restated - see explanation of restatement provided in the notes to the restated consolidated financial statements.

(7) Percentage increase/(decrease) compared with previous quarter in average freight rates, which exclude inland revenue and slot charter revenue. Asia-Europe is excluded from Q2 2003. Total is all trade lanes.

(8) Earnings coverage is calculated on a 12-month trailing basis as the ratio of net income before interest and income tax expense divided by the interest expense on total long-term debt, calculated using applicable period end interest rates.



                                    12/24

                                                                  Exhibit 10.6

                 CEO CERTIFICATION OF INTERIM RESTATED FILINGS

CP SHIPS                                       2 City Place, Beehive Ring Road
                                                  Gatwick, West Sussex RH6 0PA
                                                            Tel: 01293 861 935
                                                            Fax: 01293 866 200



                   Certification of Restated Interim Filings



I, Frank Halliwell, Chief Executive Officer of CP Ships Limited, certify that:

1. I have reviewed the restated interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CP Ships Limited, (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the restated interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the restated interim filings; and

3. Based on my knowledge, the restated interim financial statements together with the other financial information included in the restated interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the restated interim filings.

Date: September 3, 2004



/s/ Frank Halliwell
---------------------------
    Frank Halliwell
    Chief Executive Officer

                                                                  Exhibit 10.7

                 CFO CERTIFICATION OF INTERIM RESTATED FILINGS

CP SHIPS                                       2 City Place, Beehive Ring Road
                                                  Gatwick, West Sussex RH6 0PA
                                                            Tel: 01293 861 935
                                                            Fax: 01293 866 200



                   Certification of Restated Interim Filings



I, Ian Webber, Chief Financial Officer of CP Ships Limited, certify that:

1. I have reviewed the restated interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CP Ships Limited, (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the restated interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the restated interim filings; and

3. Based on my knowledge, the restated interim financial statements together with the other financial information included in the restated interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the restated interim filings.

Date: September 3, 2004



/s/ Ian Webber
---------------------------
    Ian Webber
    Chief Financial Officer

                                                                Exhibit 10.8


                     PRESS RELEASE DATED 3RD SEPTEMBER 2004

CP SHIPS                                   REGIONAL FOCUS    o    GLOBAL SCALE



                     CP SHIPS COMPLETES FILING OF RESTATED
                    2003 Management's Discussion & Analysis
                         2003 Annual Information Form
               First Quarter 2004 Financial Statements and MD&A


LONDON, UK (3rd September 2004) - CP Ships today completed certain regulatory filings in relation to its previously-announced restatements for the years 2002 and 2003 and first quarter 2004. The revised reports filed today are:
2003 Management's Discussion and Analysis, 2003 Annual Information Form and first quarter 2004 financial statements and MD&A.

These documents are available on www.sedar.com, www.sec.gov/edgar.shtml and the CP Ships corporate website, www.cpships.com.

                                    -ends-

Forward Looking Statements: Except for historical information, the statements made in this quarterly report constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with Canadian securities commissions, the Toronto Stock Exchange, the US Securities and Exchange Commission and the New York Stock Exchange, which are incorporated by reference.


About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 34 services in 21 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 78 ships and 450,000 teu in containers. Its annual volume is 2.2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660